Exhibit 99.1

SCHEME IMPLEMENTATION DEED

OreCorp Limited

and

Silvercorp Metals Inc.

9.	Representations and Warranties		37
	9.1	OreCorp representations and warranties	37
	9.2	Indemnity by OreCorp	37
	9.3	Qualifications to OreCorp’s representations and warranties	37
	9.4	Silvercorp representations and warranties	38
	9.5	Indemnity by Silvercorp	38
	9.6	Qualifications to Silvercorp’s representations and warranties	38
	9.7	Status of representations, warranties, undertakings and indemnities	39
	9.8	Scheme becoming Effective	39
10.	Releases		39
	10.1	Release of OreCorp Indemnified Persons	39
	10.2	Release of Silvercorp Indemnified Persons	39
11.	Insurance and Indemnification		39
	11.1	Insurance	39
	11.2	Deeds of indemnity, access and insurance	40
	11.3	Undertaking for benefit of each of the current and former directors and officers of each member of the OreCorp Group	40
12.	Exclusivity		40
	12.1	No current discussions regarding a Competing Proposal	40
	12.2	Restriction during Exclusivity Period	41
	12.3	Fiduciary exception	41
	12.4	General notification obligations	42
	12.5	Matching right	42
	12.6	Normal provision of information	44
	12.7	Acknowledgment	45
	12.8	Warranty	45
13.	Break Fee		45
	13.1	Background to Break Fee	45
	13.2	Circumstances where Break Fee payable	45
	13.3	Break fee not payable	46
	13.4	Payment of Break Fee	46
	13.5	Basis of Break Fee	46
	13.6	Amendments to Break Fee arrangements	47
	13.7	Sole and exclusive remedy	47
14.	Termination		47
	14.1	Termination for material breach	47
	14.2	Termination for breach of representations and warranties and for a Superior Proposal	48
	14.3	Silvercorp further termination rights	48
	14.4	No other termination	49
	14.5	Effect of termination	49
15.	Announcements		49
	15.1	Initial announcements	49
	15.2	Other announcements	49
16.	Confidentiality Deeds		50
17.	Payments		50
	17.1	Manner of payments	50
	17.2	Default interest	50
	17.3	Withholding	50
18.	GST		51
	18.1	Interpretation	51
	18.2	Consideration exclusive of GST	51
	18.3	Payment of GST	51

	18.4	Tax invoice	51
	18.5	Adjustment events	51
	18.6	Input tax credits	51
19.	Notices		52
	19.1	Manner of giving notice	52
	19.2	When notice given	52
	19.3	Proof of service	53
	19.4	Documents relating to legal proceedings	53
20.	General		53
	20.1	Amendments	53
	20.2	Assignments	53
	20.3	Consents and approvals	53
	20.4	Costs	53
	20.5	Duty	53
	20.6	Entire agreement	53
	20.7	Execution in counterparts	54
	20.8	Exercise and waiver of rights	54
	20.9	Further assurance	54
	20.10	No reliance	54
	20.11	Severability	54
21.	Governing Law and Jurisdiction		54
	21.1	Governing law	54
	21.2	Jurisdiction	54
	21.3	Service of process	55

Schedule 1	56
OreCorp Prescribed Occurrences	56
Schedule 2	58
Silvercorp Prescribed Occurrences	58
Schedule 3	59
OreCorp Warranties	59
Schedule 4	64
Silvercorp Warranties	64
Schedule 5	67
OreCorp Options	67
OreCorp Performance Rights	67
Schedule 6	68
Timetable	68

Annex 1	70
Scheme	70
Annex 2	71
Deed Poll	71
Annex 3	72
Announcement	72

THIS DEED is made on 5 August 2023

BETWEEN:

(1)	OreCorp Limited ABN 24 147 917 299 of Suite 22, Level 1, 513 Hay Street, Subiaco, Western Australia, 6008 (OreCorp); and

(2)	Silvercorp Metals Inc. BN 131033920 of Suite 1750-1066, W. Hastings Street, Vancouver, BC, Canada V6E 3X1 (Silvercorp).

BACKGROUND:

(A)	Silvercorp and OreCorp have agreed that Silvercorp will acquire all of the Scheme Shares by means of the Scheme.

(B)	This deed is entered into to record and give effect to the terms and conditions on which Silvercorp and OreCorp propose to implement the Scheme.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this deed:

Additional Amount has the meaning given in clause 18.3;

Anti-Corruption Laws means laws, rules, regulations, industry codes or orders relating to anti- bribery, anti-corruption, fraud or other similar activities, including, the Criminal Code Act 1995 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), the Crimes (Secret Commissions) Amendment Act 1987 (NSW), the UK Bribery Act 2010 (and, in relation to conduct prior to 1 July 2011, the Public Bodies Corrupt Practices Act 1889 and the Prevention of Corruption Act 1906), the US Foreign Corrupt Practices Act 1977 and all national and international laws enacted to implement and comply with the OECD Convention on Combating Bribery of Foreign Officials on International Business Transactions;

ASIC means the Australian Securities and Investments Commission;

Associate has the meaning given in section 12(2) of the Corporations Act;

ASX means ASX Limited or the market operated by it, as the context requires;

ASX Listing Rules means the official listing rules of ASX, modified to the extent of any express written waiver by ASX;

ASX Quotation means the admission of Silvercorp to the official list of ASX and the New Silvercorp CDIs being approved for official quotation on the ASX;

Authorisation means any permit, licence, consent, approval, registration, accreditation, certification or other authorisation given or issued by any Government Agency;

Break Fee means A$2,840,976;

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open in Perth, Western Australia and Vancouver, Canada for normal business;

Cash Consideration means A$0.15 for each Scheme Share;

CDI Elected Shareholder means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) who has made a valid CDI Election;

CDI Election means a valid election for New Silvercorp CDIs made by a Scheme Shareholder (other than an Ineligible Foreign Shareholder) pursuant to the terms of the Scheme;

Celsius Proposal means the potential transaction with Celsius Resources Limited as announced to ASX on 15 May 2023;

Competing Proposal means any proposal, offer, expression of interest, agreement, arrangement or transaction (whether by way of takeover bid, scheme of arrangement, reverse takeover, capital reduction, buy-back, sale, lease, purchase or assignment of assets, sale or issue of securities, strategic alliance, joint venture, partnership, dual listed companies structure, economic or synthetic merger or combination or other transaction or arrangement) which, if entered into or completed, would result in a Third Party:

(a)	directly or indirectly acquiring or being entitled to acquire a Relevant Interest or any other direct or indirect interest in more than 20% of the shares of OreCorp or any other member of the OreCorp Group whose assets represent 20% or more of the total consolidated assets of the OreCorp Group; or

(b)	directly or indirectly acquiring or being entitled to acquire an interest in more than 20% of the Nyanzaga Project; or

(c)	acquiring Control of OreCorp or merging or amalgamating with OreCorp or any other member of the OreCorp Group whose assets represent 20% or more of the total consolidated assets of the OreCorp Group, or which would otherwise require OreCorp to abandon, or otherwise fail to proceed with, the Scheme;

Conditions mean the conditions precedent set out in the first column of the table in clause 3.1;

Confidentiality Deeds means the confidentiality deeds dated 2 March 2023 and 18 May 2023 between the parties, both as amended from time to time;

Control has the meaning given in section 50AA of the Corporations Act;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act as the parties agree in writing;

Deed Poll means the deed poll to be entered into by Silvercorp in favour of the Scheme Shareholders substantially in the form attached as Annex 2 or in such other form as the parties agree in writing;

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and any penalty, fine, interest or additional charge payable in relation to any such duty or charge;

Effective, when used in relation to the Scheme, means the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme;

Effective Date means the date the Scheme becomes Effective;

Encumbrance means any security interest (within the meaning of section 51A of the Corporations Act) and any option, right to acquire, right of pre-emption, assignment by way of security, trust arrangement for the purpose of providing security, retention arrangement or other security interest of any kind, and any agreement to create any of the foregoing;

End Date means 8 months after the date of this deed, or such later date as the parties agree in writing;

Excluded Event means any event or change in circumstances:

(a)	agreed to in writing by Silvercorp (in the case of an OreCorp Material Adverse Change) or by OreCorp (in the case of a Silvercorp Material Adverse Change);

(b)	resulting from the execution or announcement of this deed or the Scheme or from the exercise by any party of its rights, or the discharge by any party of its obligations, under this deed;

(c)	in the case of an OreCorp Material Adverse Change, the future occurrence of which and the effect on the OreCorp Group of which have both been Fairly Disclosed in the OreCorp Data Room Information or in any ASX announcement made by OreCorp after 1 January 2022 and before the date of this deed or any matter actually known by Silvercorp on or before the date of this deed;

(d)	in the case of a Silvercorp Material Adverse Change, the future occurrence of which and the effect on the Silvercorp Group of which have both been Fairly Disclosed in the Silvercorp Data Room Information or in any TSX or NYSE announcement made by Silvercorp after 1 January 2022 and before the date of this deed or any matter actually known by OreCorp on or before the date of this deed;

(e)	resulting from any applicable law, any judicial or administrative interpretation of the law or any practice or policy of a Government Agency, including in relation to Tax;

(f)	that is, or arises from, a change or fluctuation in general economic, banking, regulatory, political or business or industry conditions;

(g)	that is, or arises from, a general deterioration in global gold or silver prices or a change in taxation rates, interests rates or exchange rates;

(h)	that is, or arises from, geopolitical conditions, hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism (including any outbreak, escalation or worsening of the foregoing) except:

(i)	in relation to an OreCorp Material Adverse Change to the extent such events occur solely in Tanzania; and

(ii)	in relation to a Silvercorp Material Adverse Change to the extent such events occur solely in China;

(i)	that is, or arises from, any actual or announced change in generally accepted accounting principles or standards or the interpretation of such principles or standards; or

(j)	that is, or arises from, any epidemic, pandemic, lightning, storm, flood, fire, seismic event or explosion, cyclone, tidal wave, landslide, natural disaster or adverse weather conditions or the like, except, in the case of each of the matters contemplated in items (f), (g), (h), (i) and (j), if the effects of such event, occurrence, change, condition, matter, circumstance or thing are, or would be considered reasonably likely to be, disproportionately adverse to OreCorp or Silvercorp (as the case may be) compared to the effects on other comparable companies in the same industries as OreCorp or Silvercorp (as the case may be), then those effects are excluded from the matters contemplated in items (f), (g), (h), (i) or (j) (as applicable) only to the extent of such disproportionate effect and not in their entirety;

Excluded Shares means any OreCorp Shares held by any member of the Silvercorp Group or any person on behalf of or for the benefit of any member of the Silvercorp Group;

Exclusivity Period means the period starting on the date of this deed and ending on the first to occur of:

(a)	termination of this deed in accordance with its terms;

(b)	the Implementation Date; and

(c)	the End Date;

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable, diligent and sophisticated recipient of the relevant information who is experienced in transactions similar to the Scheme or experienced in a business similar to the business of the OreCorp Group or Silvercorp Group (as applicable), to identify the nature and scope of the relevant fact, matter, circumstance or event;

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth);

FCC means the Tanzanian Fair Competition Commission;

FIRB means the Australian Foreign Investment Review Board;

First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting or, if the application is adjourned for any reason, the first day on which the adjourned application is heard;

Government Agency means any foreign or Australian government, any department, officer or minister of any government and any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial agency, authority, board, commission, tribunal or entity, and includes any Relevant Exchange, ASIC, the Takeovers Panel, FIRB, FCC, the Australian Taxation Office, the Business Registrations and Licencing Agency of Tanzania, the Tanzanian Mining Commission and any state or territory revenue offices;

GST has the meaning given in the GST Law;

GST Exclusive Consideration has the meaning given in clause 18.2;

GST Law has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the Scheme Resolution is passed at the Scheme Meeting by a majority in number of OreCorp Shareholders present and voting, either in person or by proxy;

Implementation Date means the date which is 5 Business Days after the Record Date, or such other date after the Record Date as the parties agree in writing;

Independent Expert means such person appointed by OreCorp, in consultation with Silvercorp, as independent expert to prepare the Independent Expert’s Report;

Independent Expert’s Report means the report prepared by the Independent Expert in relation to the Scheme for inclusion in the Scheme Booklet, as amended or updated from time to time and including any supplementary or replacement report, setting out the Independent Expert’s opinion whether or not the Scheme is in the best interests of OreCorp Shareholders and the reasons for holding that opinion;

Ineligible Foreign Shareholder means a Scheme Shareholder whose address, as shown on the Register as at the Record Date, is a place outside:

(a)	Australia and its external territories;

(b)	New Zealand;

(c)	the United Kingdom;

(d)	Canada; and

(e)	such other jurisdiction as agreed by the parties,

unless Silvercorp (in consultation with OreCorp) determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Silvercorp Shares or New Silvercorp CDIs (as applicable) on implementation of the Scheme;

Ineligible Shareholder means an Ineligible Foreign Shareholder or an Unmarketable Parcel Shareholder;

Insolvency Event means in respect of any person:

(a)	the person is unable to or states that it is unable to pay its debts as they fall due or stops or threatens to stop paying its debts as they fall due;

(b)	any indebtedness of the person is subject to a moratorium;

(c)	a liquidator, provisional liquidator or administrator has been appointed to the person, a controller (as defined in section 9 of the Corporations Act) has been appointed to any property of the person or an event occurs which gives any other person a right to seek such an appointment;

(d)	an order has been made, a resolution has been passed or proposed in a notice of meeting or in an announcement to any recognised securities exchange, or an application to court has been made for the winding up or dissolution of the person or for the entry into of any arrangement, compromise or composition with, or assignment for the benefit of, creditors of the person or any class of them;

(e)	a security interest (within the meaning of section 51A of the Corporations Act) becomes enforceable or is enforced over, or a writ of execution, garnishee order, mareva injunction or similar order has been issued over or affecting, all or a substantial part of the assets of the person; or

(f)	the person has otherwise become, or is otherwise taken to be, insolvent in any jurisdiction or an event occurs in any jurisdiction in relation to the person which is analogous to, or which has a substantially similar effect to, any of the events referred to in paragraphs (a) to (e) above;

Investigating Accountant means the accounting firm to be appointed by Silvercorp to prepare the Investigating Accountant’s Report;

Investigating Accountant’s Report means the report prepared by the Investigating Accountant in relation to the financial information regarding the Merged Group for inclusion in the Scheme Booklet;

Loss means all losses, damages, costs, expenses, charges and other liabilities whether present or future, fixed or unascertained, actual or contingent;

Merged Group means the Silvercorp Group including OreCorp Group following implementation of the Scheme;

Merged Group Information means any information regarding the Merged Group in the Scheme Booklet or any amendments thereto or supplements thereof (as applicable);

New Silvercorp CDI means a Silvercorp CDI to be issued to CDI Elected Shareholders under the Scheme (if any);

New Silvercorp Share means a Silvercorp Share to be issued to Share Elected Shareholders other than CDI Elected Shareholders under the Scheme;

NMCL means Nyanzaga Mining Company Limited, a private limited company incorporated and organised under the laws of the United Republic of Tanzania with registered number 60002;

Nyanzaga Project means the Nyanzaga gold project in the Sengerema District, Mwanza region, northwest Tanzania;

NYSE means the NYSE American stock exchange;

Official means any employees, executives, directors, contractors, agents or officers of any:

(a)	Government Agency:

(b)	state-owned or state-controlled corporation;

(c)	private entities which operate substantially based on public funds;

(d)	public international organisations;

(e)	political parties, including political representatives, candidates or nominated candidates for political office anywhere in the world; or

(f)	private person acting on behalf of any such government, department, agency, instrumentality or public international organization, in each case, whether overseas, Commonwealth, Federal, State or local including any persons performing duties of an office under the law of any relevant country (including legislative, administrative and judicial offices), or any other party considered to be an official under any applicable laws.

Option Cancellation Deed means a deed between OreCorp and a holder of OreCorp Options pursuant to which OreCorp will cancel all of the holder’s OreCorp Options in consideration for payment of the OreCorp Option Consideration, conditional on, amongst other conditions, the Scheme becoming Effective and each other OreCorp Optionholder also agreeing to the cancellation of their OreCorp Options;

OreCorp Board means the board of directors of OreCorp;

OreCorp Constitution means the constitution of OreCorp;

OreCorp Data Room Information means:

(a)	the written information and documents made available to Silvercorp or its Representatives on or before 4 August 2023 in the electronic data room assembled by OreCorp, an index to which has been initialled for the purposes of identification by Jonathan Hoyles on behalf of Silvercorp and Jessica O’Hara on behalf of OreCorp; and

(b)	the written answers or written confirmations provided to Silvercorp or its Representatives on or before 4 August 2023 in response to requests for information, copies of which have been compiled and initialled for the purposes of identification by Jonathan Hoyles on behalf of Silvercorp and Jessica O’Hara on behalf of OreCorp;

OreCorp Director means each director of OreCorp from time to time;

OreCorp Group means OreCorp and its Related Entities;

OreCorp Group Tenement means the tenement set out in the table below:

Code	Current Holder	Status	Current Status	Grant Date	Expiry Date	Area (km2)
SML 653/2021	Sotta Mining Corporation Limited	Active	Initial period	13 December 2021	12 December 2036	23.36

OreCorp Indemnified Persons means each member of the OreCorp Group and each of their respective Representatives;

OreCorp Information means all information included in the Scheme Booklet other than the Silvercorp Information, the Independent Expert’s Report and the Investigating Accountant’s Report;

OreCorp Material Adverse Change means any event or circumstances that occurs after the date of this deed which is not an Excluded Event and which individually, or when aggregated with all other events or changes that are not Excluded Events:

(a)	gives rise to the suspension, revocation, invalidity, unenforceability, materially adverse variation, premature lapse or premature termination of all or any material rights under the OreCorp Group Tenement (other than planned relinquishment or abandonment);

(b)	involves the grant of mining or other rights or interests of any kind over all or part of any area covered by or the subject of the OreCorp Group Tenement to any person other than the holder(s) of the OreCorp Group Tenement (in that capacity) which materially conflict or could reasonably be expected to materially conflict with the enjoyment of the rights conferred or purported to be conferred by the OreCorp Group Tenement;

(c)	diminishes or could reasonably be expected to diminish the consolidated net assets of the OreCorp Group by A$12 million or more; or

(d)	has or could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the OreCorp Group taken as a whole, and for the purposes of this definition, consolidated net assets will be calculated using the same principles as were used to calculate the consolidated net assets in the most recent audited financial statements of OreCorp as at the date of this deed;

OreCorp Options means the 3,725,257 options to subscribe for new OreCorp Shares outstanding at the date of this deed, details of which are set out in Schedule 5;

OreCorp Option Consideration means, in respect of each OreCorp Option comprised in any tranche of OreCorp Options described in the first column of the table in Schedule 5, the consideration agreed between OreCorp and the relevant OreCorp Optionholder;

OreCorp Optionholder means each person registered as the holder of an OreCorp Option in OreCorp’s register of optionholders maintained in accordance with the Corporations Act;

OreCorp Performance Rights means an entitlement granted by OreCorp for the holder to be allocated an OreCorp Share subject to the satisfaction of any applicable vesting conditions, as set out in Schedule 5;

OreCorp Prescribed Occurrence means the occurrence of any of the events listed in Schedule 1 other than a matter:

(a)	in relation to which Silvercorp has expressly agreed to in writing;

(b)	resulting from the exercise by any party of its rights, or the discharge by any party of its obligations, under this deed; or

(c)	the occurrence or potential or planned occurrence of which has been Fairly Disclosed in the OreCorp Data Room Information or in any ASX announcement made by OreCorp after 1 January 2022 and before the date of this deed;

OreCorp Share means a fully paid ordinary share in the issued share capital of OreCorp;

OreCorp Shareholder means a person who is registered in the Register as the holder of one or more OreCorp Shares from time to time;

OreCorp Tanzania means OreCorp Tanzania Limited, a private limited company incorporated and organised under the laws of the United Republic of Tanzania with registered number 105422.

OreCorp Warranties means the statements set out in Schedule 3;

Placement means the private placement of OreCorp Shares to be issued to Silvercorp in accordance with the subscription agreement between OreCorp and Silvercorp dated on or about the date of this deed;

Potential Competing Proposal means any offer, proposal or expression of interest which is not, but could reasonably be expected to become, a Competing Proposal;

Public Register means, in respect of OreCorp, records maintained by ASIC on 11 July 2023 and in respect of Silvercorp, documents which have been filed by or on behalf of Silvercorp as at 4 August 2023 on ‘the System for Electronic Document Analysis and Retrieval plus’ available at

www.sedarplus.ca, as maintained by the Canadian securities administrators (excluding any TSX announcement made by Silvercorp before 1 January 2022);

Record Date means 7.00pm the date which is 2 Business Days after the Effective Date or such other date as the parties agree in writing;

Reference Rate means in relation to interest payable on any payment due under this deed, the average bid rate displayed on the Reuters Screen BBSY for a 3 month term at or about 10.30 am on the first date on which interest accrues on that payment;

Register means the register of OreCorp Shares maintained by Automic Pty Ltd on behalf of OreCorp;

Regulatory Conditions means the Conditions set out in items (e) (Tanzanian FCC), (f) (FIRB approval), (g) (other regulatory approvals), (h) (regulatory intervention), and (n) (TSX and NYSE approvals) of the table in clause 3.1;

Related Entity means:

(a)	in respect of Silvercorp, an entity that:

(i)	Controls Silvercorp;

(ii)	is under the Control of Silvercorp; or

(iii)	is under the Control of another entity that also Controls Silvercorp,

but does not, for the avoidance of doubt, include New Pacific Metals Corp. or Tincorp Metals Inc.; and

(b)	in respect of OreCorp, an entity that is under the Control of OreCorp;

Relevant Exchange means, in the case of:

(a)	OreCorp, ASX; and

(b)	Silvercorp, TSX and NYSE (and in respect of the ASX Quotation, ASX);

Relevant Interest has the meaning given in the Corporations Act as modified by any class order or other instrument executed by ASIC that applies to OreCorp;

Representative means in relation to a person, any director, officer or employee or agent of, and any accountant, auditor, financier, financial adviser, legal adviser, technical adviser or other expert adviser or consultant to, that person;

RG 60 means Regulatory Guide 60 issued by ASIC in September 2020, as may be amended from time to time;

Sale Agent means a person appointed by Silvercorp, in consultation with OreCorp, to sell the Sale Shares under clause 2.9(a);

Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 2.9(a), less any applicable taxes and charges incurred by Silvercorp or the Sale Agent in connection with the sale of the Sale Shares under clause 2.9(a);

Sale Shares means the New Silvercorp Shares to which Ineligible Foreign Shareholders and Unmarketable Parcel Shareholders would have been entitled under the Scheme but for the operation of clause 2.9(a);

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act under which all of the Scheme Shares will be transferred to Silvercorp and the Scheme Shareholders will be entitled to receive the Scheme Consideration, in the form attached as Annex 1 or in such other form as the parties approve in writing and the Court approves under section 411(6) of the Corporations Act;

Scheme Booklet means the explanatory memorandum to be approved by the Court and sent to OreCorp Shareholders in advance of the Scheme Meeting;

Scheme Consideration means the consideration payable by Silvercorp for the transfer of each Scheme Share held by a Scheme Shareholder, being the Cash Consideration and the Scrip Consideration;

Scheme Meeting means the meeting of OreCorp Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme;

Scheme Resolution means the resolution to be put to OreCorp Shareholders at the Scheme Meeting to approve the Scheme;

Scheme Shareholder means a person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date;

Scheme Shares means all of the OreCorp Shares on issue at 7.00pm on the Record Date other than Excluded Shares;

Scrip Consideration means, in respect of a Scheme Shareholder:

(a)	where clause 2.4 does not apply, 0.0967 New Silvercorp Shares for each Scheme Share held; or

(b)	where clause 2.4 applies and:

(i)	where that Scheme Shareholder is not a CDI Elected Shareholder, 0.0967 New Silvercorp Shares for each Scheme Share; and

(ii)	where that Scheme Shareholder is a CDI Elected Shareholder, 0.0967 New Silvercorp CDIs for each Scheme Share.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard;

Silvercorp Articles means the articles of Silvercorp;

Silvercorp Board means the board of directors of Silvercorp;

Silvercorp CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a Silvercorp Share (in the form of a CHESS Depositary Interest) registered in the name of CHESS Depositary Nominees Pty Limited (ACN 071 346 506);

Silvercorp Counterproposal has the meaning given in clause 12.5(a)(vi);

Silvercorp Data Room Information means:

(a)	the written information and documents made available to OreCorp or its Representatives on or before 4 August 2023 in the electronic data room assembled by Silvercorp, an index (in English) to which has been initialled for the purposes of identification by Jessica O’Hara, Legal Counsel on behalf of OreCorp and Jonathan Hoyles on behalf of Silvercorp; and

(b)	the written answers or written confirmations provided to OreCorp or its Representatives on or before 4 August 2023 in response to requests for information, copies of which have been compiled and initialled for the purposes of identification by Jessica O’Hara, Legal Counsel on behalf of OreCorp and Jonathan Hoyles on behalf of Silvercorp;

Silvercorp Group means Silvercorp and its Related Entities, but excluding:

(a)	the OreCorp Group on and from Implementation Date; and

(b)	if Celsius Resources Limited becomes a subsidiary of a member of the Silvercorp Group prior to the Implementation Date, Celsius Resources Limited and its subsidiaries, except only for purposes of:

(i)	the following definitions: “Excluded Shares” and “Merged Group”;

(ii)	the Silvercorp undertaking in clause 7.3;

(iii)	the Silvercorp Prescribed Occurrences numbered 4, 6 and 8 in Schedule 2; and

(iv)	the Silvercorp Prescribed Occurrence numbered 11 in Schedule 2 (to the extent applicable to the Silvercorp Prescribed Occurrences numbered 4, 6 and 8);

(v)	the Silvercorp Warranties numbered 8, 9 and 15 in Schedule 4; and

(vi)	the Silvercorp Warranties numbered 19 and 20 but to the extent those warranties apply to Celsius Resources Limited and its subsidiaries they will deemed to be qualified by Silvercorp’s awareness,

and provided that Celsius Resources Limited and its subsidiaries will only be included in the Silvercorp Group from the date Celsius Resources Limited becomes a subsidiary of a member of the Silvercorp Group.

Silvercorp Group Tenement means each of the tenements held by the Silvercorp Group;

Silvercorp Indemnified Persons means each member of the Silvercorp Group and each of their respective Representatives;

Silvercorp Information means all information regarding Silvercorp (including in respect of the New Silvercorp Shares, New Silvercorp CDIs, the Silvercorp Group and Celsius Resources Limited and its subsidiaries) and the Merged Group Information given by Silvercorp to OreCorp for inclusion in the Scheme Booklet, being information regarding Silvercorp required to be included in the Scheme Booklet by the Corporations Act, RG 60, the ASX Listing Rules and any other applicable laws or regulations (other than information about the OreCorp Group that accurately reflects information disclosed by OreCorp in the OreCorp Data Room Information or in any ASX announcement made by OreCorp);

Silvercorp Material Adverse Change means any event or change in circumstances that occurs after the date of this deed which is not an Excluded Event and which individually, or when aggregated with all other events or changes that are not Excluded Events:

(a)	gives rise to the suspension, revocation, invalidity, unenforceability, materially adverse variation, premature lapse or premature termination of all or a material portion of the material rights under a Silvercorp Group Tenement material to the Silvercorp Group taken as a whole (other than planned relinquishment or abandonment);

(b)	involves the grant of material mining or other material rights or material interests of any kind over all or part of any area covered by or the subject of a Silvercorp Group Tenement material to the Silvercorp Group taken as a whole to any person other than the holder(s) of that Silvercorp Group Tenement (in that capacity) which materially conflict or could reasonably be expected to materially conflict with the enjoyment of the rights conferred or purported to be conferred by a Silvercorp Group Tenement material to the Silvercorp Group taken as a whole; or

(c)	diminishes or could reasonably be expected to diminish the consolidated net assets of the Silvercorp Group by US$116 million or more; or

(d)	has or could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Silvercorp Group taken as a whole;

Silvercorp Prescribed Occurrence means the occurrence of any of the events listed in Schedule 2 other than a matter:

(a)	in relation to which OreCorp has expressly agreed to in writing;

(b)	resulting from the exercise by any party of its rights, or the discharge by any party of its obligations, under this deed; or

(c)	the occurrence or potential or planned occurrence of which has been Fairly Disclosed in the Silvercorp Data Room Information or in any TSX or NYSE announcement made by Silvercorp after 1 January 2022 and before the date of this deed;

Silvercorp Share means a fully paid common share in Silvercorp;

Silvercorp Shareholder means a person who is registered in the register of Silvercorp Shares as the holder of one or more Silvercorp Shares from time to time;

Silvercorp Warranties means the statements set out in Schedule 4;

SMCL means Sotta Mining Corporation Limited, a joint venture company incorporated by the Government of the United Republic of Tanzania and NMCL under the laws of the United Republic of Tanzania with registered number 154374027;

SMCL Documents means the Shareholders’ Agreement between the Government of the United Republic of Tanzania and NMCL in respect of SMCL dated 13 December 2021, the Framework Agreement between the Government of the United Republic of Tanzania and NMCL dated 13 December 2021 and the Special Mining Licence No. SML 653/2021 granted to SMCL on 13 December 2021;

Superior Proposal means a written bona fide Competing Proposal received after the date of this deed that:

(a)	does not result from a breach by OreCorp of any of its obligations under clause 12 or from any act by a member of the OreCorp Group which, if done by OreCorp, would constitute a breach of clause 12 by OreCorp; and

(b)	the OreCorp Board determines, acting in good faith and after having taken advice from its external financial and legal advisers:

(i)	is reasonably capable of being valued and implemented within a reasonable timeframe in accordance with its terms; and

(ii)	would, if completed substantially in accordance with its terms, be more favourable to OreCorp Shareholders than the Scheme or the Silvercorp Counterproposal (as the case may be),

taking into account (as a whole), all aspects of the Competing Proposal and the Scheme or the Silvercorp Counterproposal (as the case may be), including their respective conditions precedent, the identity and reputation of the person making the Competing Proposal and all relevant legal, regulatory and financial matters (including the value and type of consideration, funding, any timing considerations, any conditions precedent or other matters affecting the probability of the proposal being completed);

Supplier has the meaning given in clause 18.3;

Surviving Clauses means clause 1 (interpretation), clause 13 (break fee), clause 15 (announcements), clause 16 (confidentiality deeds), clause 18 (GST), clause 19 (notices), clause 20 (general) (other than clause 20.9 (further assurance)) and clause 21 (governing law and jurisdiction);

Tax means any tax, levy, charge, impost, fee, deduction, goods and services tax, compulsory loan or withholding, stamp, landholder, transaction or registration duty or similar charge that is assessed, levied, imposed or collected by any Government Agency and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of, any of the above;

Tax Act means the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), or both as the context requires or applicable Tanzanian legislation in respect of Tax applicable to any member of the OreCorp Group.

Tax Return means any return relating to Tax including any document which must be lodged with a Taxing Authority or which a taxpayer must prepare and retain under any law with respect to or imposing any Tax (such as an activity statement, schedule or election and any attachment), excluding an amended return.

Taxing Authority means any Government Agency responsible for the administration of any Taxes.

Third Party means a person other than a member of the Silvercorp Group;

Timetable means the timetable set out in Schedule 6, or such other timetable as the parties agree in writing;

Transaction means the acquisition by Silvercorp of all the Scheme Shares through implementation of the Scheme in accordance with the terms of this deed and the Scheme;

TSX means the Toronto Stock Exchange;

Unmarketable Parcel Shareholder means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) who, based on their holding of OreCorp Shares on the Record Date would, on implementation of the Scheme, be entitled to receive less than a marketable parcel (as that term is defined in the ASX Listing Rules) of New Silvercorp Shares or New Silvercorp CDIs (assessed by reference to the price of Silvercorp Shares on the TSX at the close of trading on the trading day prior to the Record Date) as Scrip Consideration;

Voting Power has the meaning given in the Corporations Act as modified by any class order or other instrument executed by ASIC that applies to OreCorp.

1.2	OreCorp awareness

Where any OreCorp Warranty is qualified by the expression so far as OreCorp is aware or any similar expression, OreCorp will be deemed to know or be aware of all matters or circumstances of which any of Matthew Yates (Executive Chairman), Henk Diederichs (CEO and Managing Director), Greg Hoskins (CFO) and Jessica O’Hara (Legal Counsel) is aware as at the date of this deed or would have been aware as at the date of this deed had they made all reasonable enquiries in the circumstances. For avoidance of doubt, and without limiting clause 10.1, none of the individuals named in this clause 1.2 has any personal liability in respect of the OreCorp Warranties.

1.3	Silvercorp awareness

Where any Silvercorp Warranty is qualified by the expression so far as Silvercorp is aware or any similar expression (or is deemed to be qualified by Silvercorp’s awareness), Silvercorp will be deemed to know or be aware of all matters or circumstances of which any of Rui Feng (Chairman and CEO), Derek Liu (CFO) and Lon Shaver (VP) is aware as at the date of this deed or would have been aware as at the date of this deed had they made all reasonable enquiries in the circumstances. For avoidance of doubt, and without limiting clause 10.2, none of the individuals named in this clause 1.3 has any personal liability in respect of the Silvercorp Warranties.

1.4	Reasonable endeavours

Except as otherwise expressly provided in this deed, any provision of this deed which requires a party to use reasonable endeavours, best endeavours or all reasonable endeavours, or to take all steps reasonably necessary, to procure that something is performed or occurs, does not impose any obligation to:

(a)	commence any legal action or proceeding against any person;

(b)	procure absolutely that that thing is done or happens;

(c)	incur a material expense, except where that provision expressly specifies otherwise; or

(d)	accept any undertakings or conditions required by any third party if those undertakings or conditions, in the reasonable opinion of the party required to give such undertakings or satisfy such conditions, are materially adverse to its commercial interests or fundamentally or materially alter the basis on which it originally agreed to the transaction the subject of this deed.

1.5	Things required to be done other than on a Business Day

Unless otherwise indicated, if the day on which any act, matter or thing is to be is a day other than a Business Day, that act, matter or thing must be done on or by the next Business Day.

1.6	Other rules of interpretation

In this deed:

(a)	any reference, express or implied, to any legislation in any jurisdiction includes:

(i)	that legislation as amended, extended or applied by or under any other legislation made before or after signature of this deed;

(ii)	any legislation which that legislation re-enacts with or without modification; and

(iii)	any subordinate legislation made before or after signature of this deed under that legislation, including (where applicable) that legislation as amended, extended or applied as described in clause 1.6(a)(i), or under any legislation which it re-enacts as described in clause 1.6(a)(ii);

(b)	references to persons or entities include natural persons, bodies corporate, partnerships, trusts and unincorporated associations of persons;

(c)	references to an individual or a natural person include his estate and personal representatives;

(d)	a reference to a clause, schedule or annex is a reference to a clause, schedule or annex of or to this deed (and the schedules and annexes form part of this deed);

(e)	subject to clause 20.2, references to a party to this deed include the successors or assigns (immediate or otherwise) of that party;

(f)	a reference to any instrument or document includes any variation or replacement of it;

(g)	unless otherwise indicated, a reference to any time is, a reference to that time in Perth, Western Australia;

(h)	a reference to A$ is to Australian currency;

(i)	a reference to US$ is to the currency of the United States of America;

(j)	singular words include the plural and vice versa;

(k)	a word of any gender includes the corresponding words of any other gender;

(l)	if a word or phrase is defined, other grammatical forms of that word have a corresponding meaning;

(m)	general words must not be given a restrictive meaning just because they are followed by particular examples intended to be embraced by the general words;

(n)	nothing is to be construed adversely to a party just because that party put forward this deed or the relevant part of this deed; and

(o)	the headings do not affect interpretation.

2.	OVERVIEW OF SCHEME

2.1	OreCorp to propose Scheme

OreCorp must propose the Scheme to the OreCorp Shareholders on and subject to the terms of this deed.

2.2	Nomination of acquirer wholly-owned subsidiary

Within 5 Business Days after the date on which the first draft of the Scheme Booklet is provided to Silvercorp in accordance with clause 4.1(h), Silvercorp may nominate any wholly-owned subsidiary of Silvercorp (Silvercorp Nominee) to acquire the Scheme Shares under the Scheme by providing a written notice which sets out the details of the Silvercorp Nominee to OreCorp. If Silvercorp decides to nominate the Silvercorp Nominee to acquire the Scheme Shares:

(a)	the parties must procure that the Scheme Shares transferred under the Scheme are transferred to the Silvercorp Nominee rather than Silvercorp; and

(b)	Silvercorp must procure that the Silvercorp Nominee complies with all of the relevant obligations of Silvercorp under this deed and the Scheme; and

(c)	any such nomination will not relieve Silvercorp of its obligations under this deed, including the obligation to provide (or procure the provision of) the Scheme Consideration in accordance with the terms of the Scheme provided that Silvercorp will not be in breach of this deed for failing to perform an obligation of Silvercorp if that obligation is fully discharged by the Silvercorp Nominee.

2.3	Provision of Scheme Consideration

Subject to this deed and the Scheme, Silvercorp undertakes in favour of OreCorp (in its own right and on behalf of the Scheme Shareholders) to procure that, in consideration for and simultaneously with the transfer to Silvercorp of each Scheme Share held by a Scheme Shareholder under the terms of the Scheme, Silvercorp will:

(a)	accept that transfer; and

(b)	provide or procure the provision of the Scheme Consideration to each Scheme Shareholder in accordance with the Scheme and the Deed Poll.

2.4	Election to receive New Silvercorp CDIs

(a)	This clause 2.4 only applies if ASX has formally approved the ASX Quotation (conditional only on implementation of the Scheme, the issue of the Scrip Consideration and customary pre-quotation disclosures) by no later than 5.00pm on the Business Day before the Second Court Date.

(b)	If this clause 2.4 applies, each Scheme Shareholder will receive as Scrip Consideration:

(i)	where a Scheme Shareholder is not a CDI Elected Shareholder, 0.0967 New Silvercorp Shares for each Scheme Share; and

(ii)	where that Scheme Shareholder is a CDI Elected Shareholder, 0.0967 New Silvercorp CDIs for each Scheme Share.

2.5	General implementation obligations

Each party must do everything reasonably necessary, including by procuring that its Representatives work in good faith and in a timely and co-operative manner with the other party and its Representatives, to implement the Scheme in accordance with this deed and the Scheme and all applicable laws and regulations applicable to the Scheme.

2.6	Timetable

(a)	Each party must use all reasonable endeavours to ensure that the Scheme is implemented in accordance with the Timetable.

(b)	Each party must keep the other informed about their progress against the Timetable and notify the other if it believes that any of the dates in the Timetable have become unachievable.

(c)	If any date in the Timetable is not able to be achieved due to events outside the control of either of the parties, the parties must consult in good faith with a view to amending the Timetable to the extent required to permit the Scheme to be implemented before the End Date.

2.7	No amendment to Scheme without Silvercorp’s consent

OreCorp must not consent to any modification of, or amendment to, the Scheme, or the making or imposition by the Court or any Government Agency of any condition to the Scheme, without Silvercorp’s prior written consent.

2.8	Fractional entitlements

(a)	Where the calculation of the number of New Silvercorp Shares or New Silvercorp CDIs to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New Silvercorp Share or a New Silvercorp CDI, the fractional entitlement will be rounded up or down to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs.

(b)	If OreCorp and Silvercorp are of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of OreCorp Shares which results in a fractional entitlement to New Silvercorp Shares or New Silvercorp CDIs) have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, Silvercorp may direct OreCorp to give notice to those Scheme Shareholders:

(i)	setting out the names and registered addresses as set out in the Register;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the OreCorp Shares held by them,

and, after the notice has been given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those OreCorp Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no OreCorp Shares. Silvercorp, in complying with the provisions of the Scheme relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Scheme.

2.9	Ineligible Foreign Shareholders and Unmarketable Parcel Shareholders

(a)	Silvercorp has no obligation under this Scheme, and will not issue, any New Silvercorp Shares or New Silvercorp CDIs to any Ineligible Shareholder as part of the Scheme Consideration. Instead, Silvercorp must:

(i)	On the Implementation Date, issue the Scrip Consideration to which any Ineligible Shareholder would otherwise have been entitled as part of the Scheme Consideration to the Sale Agent in the form of New Silvercorp Shares;

(ii)	procure that as soon as reasonably practicable after the Implementation Date (and in any event within 20 days on which the Silvercorp Shares are capable of being traded on TSX), the Sale Agent sells the New Silvercorp Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement (and in any event within 10 Business Days) remits the Sale Proceeds to Silvercorp; and

(iv)	promptly after all of the Sale Proceeds have been remitted to Silvercorp by the Sale Agent in accordance with clause 2.9(a)(iii) (following the last sale of such New Silvercorp Shares), pay each Ineligible Shareholder an amount in Australian dollars equal to the proportion of the Sale Proceeds received by Silvercorp pursuant to clause 2.9(a)(iii) to which that Ineligible Shareholder is entitled to receive in full satisfaction of their entitlement to receive Scrip Consideration.

(b)	Silvercorp must appoint the Sale Agent on terms reasonably acceptable to OreCorp at least 5 Business Days prior to the Scheme Meeting.

(c)	None of OreCorp, Silvercorp or the Sale Agent give any assurance as to the price that will be achieved for the sale of New Silvercorp Shares in accordance with this clause 2.9 and the sale of New Silvercorp Shares will be at the risk of the Ineligible Shareholder.

2.10	New Silvercorp Shares

Silvercorp covenants in favour of OreCorp (in its own right and on behalf of the Scheme Shareholders) that the New Silvercorp Shares issued as Scrip Consideration (including those issued to CHESS Depositary Nominees Pty Limited (ACN 071 346 506) in connection with the New Silvercorp CDIs (if any)) will, on issue:

(a)	rank equally with all other Silvercorp Shares then on issue;

(b)	be duly and validly issued in accordance with all applicable laws and Silvercorp’s certificate of incorporation, the Silvercorp Articles and other constituent documents;

(c)	be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of Silvercorp Shares on and from the Implementation Date; and

(d)	be fully paid and free from any Encumbrance.

3.	CONDITIONS PRECEDENT

3.1	Conditions

The Scheme will not become Effective and the obligations of Silvercorp and OreCorp in regards to the implementation of the Scheme (including Silvercorp’s obligations under clause 2.3) do not become binding unless and until each of the conditions set out in the first column of the following table has been satisfied or waived in accordance with this clause 3:

Condition	Responsibility	Waiver
(a) (Court approval) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.	Silvercorp and OreCorp	None
(b) (OreCorp Shareholder approval) OreCorp Shareholders approve the Scheme at the Scheme Meeting by the requisite majorities under section 411(4)(a)(ii) of the Corporations Act.	OreCorp	None
(c) (Placement) completion of the Placement.	Silvercorp and OreCorp	None

(d)         (Independent Expert) the Independent Expert:

(i)          issues the Independent Expert’s Report which concludes that the Scheme is in the best interests of OreCorp Shareholders before the time when the Scheme Booklet is registered by ASIC; and

(ii)       does not change its conclusion in any written update to the Independent Expert’s Report or withdraw the Independent Expert’s Report before 8.00am on the Second Court Date.

	OreCorp	OreCorp

(e)      (Tanzanian FCC) before 8.00am on the Second Court Date, Silvercorp receives (i) an advisory opinion from the Tanzanian Fair Competition Commission (FCC) confirming that no approval is required from the FCC or (ii) approval from the FCC in respect of the indirect change of control of each of NMCL, SMCL and OreCorp Tanzania on unconditional terms or on terms acceptable to Silvercorp (acting reasonably and in good faith). To the extent that the approval in subparagraph (ii) is subject to any condition, this condition will only be deemed to have been satisfied if the party adversely affected by such condition, acting reasonably and in good faith, agrees to accept

	Silvercorp and OreCorp	None

Condition	Responsibility	Waiver
such a condition within 5 Business Days of being notified of such conditional approval.

(f)          (FIRB approval) If notice and a no objection notification are required under FATA to implement the Scheme, before 8.00am on the Second Court Date either:

(i)         Silvercorp has received a written notice under the FATA, by or on behalf of the Treasurer of the Commonwealth of Australia, stating unconditionally or on the basis of conditions which are acceptable to Silvercorp (acting reasonably) that there is no objection to the proposed acquisition by Silvercorp of the Scheme Shares; or

(ii)        following notice of the proposed Scheme having been given to the Treasurer of the Commonwealth of Australia, the Treasurer of the Commonwealth of Australia has ceased to be empowered to make an order or decision under Part 3 of the FATA because the applicable time limit on making orders and decisions under the FATA has expired.

	Silvercorp	None

(g)        (Other regulatory approvals) if any other approvals, consents or other actions are required by law or practice of a Government Agency to implement the transactions contemplated by this deed, those approvals, consents or other actions are obtained, in each case unconditionally or on the basis of conditions which are acceptable to Silvercorp (acting reasonably), and those actions are taken before 8.00am on the Second Court Date.

	Silvercorp and OreCorp	Silvercorp

(h)        (Regulatory intervention) no court or Government Agency has issued or taken steps to issue an order, temporary restraining order, preliminary or permanent injunction, decree or ruling or taken any action enjoining, restraining or otherwise imposing a legal restrain or prohibition preventing the Scheme and no such order, decree, ruling, other action or refusal is in effect as at 8.00am on the Second Court Date.

	Silvercorp and OreCorp	Silvercorp and OreCorp

(i)        (Other OreCorp securities) before 8.00am on the Second Court Date either: no OreCorp Performance rights or OreCorp Options remain in existence; or, the holders of OreCorp Performance Rights have agreed to exercise their OreCorp Performance Rights and OreCorp Optionholders have agreed to cancel their OreCorp Options subject only to the Court approving

	OreCorp	Silvercorp

Condition	Responsibility	Waiver
the Scheme in accordance with section 411(4)(b) of the Corporations Act.
(j) (No OreCorp Material Adverse Change) no OreCorp Material Adverse Change occurs between the date of this deed and 8.00am on the Second Court Date.	OreCorp	Silvercorp
(k) (No Silvercorp Material Adverse Change) no Silvercorp Material Adverse Change occurs between the date of this deed and 8.00am on the Second Court Date.	Silvercorp	OreCorp
(l) (No OreCorp Prescribed Occurrence) no OreCorp Prescribed Occurrence occurs between the date of this deed and 8.00am on the Second Court Date.	OreCorp	Silvercorp
(m) (No Silvercorp Prescribed Occurrence) no Silvercorp Prescribed Occurrence occurs between the date of this deed and 8.00am on the Second Court Date.	Silvercorp	OreCorp
(n) (TSX and NYSE approvals) before 8.00am on the Second Court Date the New Silvercorp Shares have been approved for listing on TSX and NYSE, subject only to customary post closing conditions.	Silvercorp	Silvercorp and OreCorp

3.2	Satisfaction of Conditions

In respect of each Condition:

(a)	each party specified in the second column of the table in clause 3.1 opposite that Condition must use all reasonable endeavours (other than waiver) to procure that the Condition is satisfied as soon as practicable after the date of this deed and (as the case may require) continues to be satisfied at all times until the last time it is satisfied;

(b)	the other party must promptly provide all information and other assistance reasonably required by the party referred to in clause 3.2(a) for the purposes of procuring the satisfaction of the Condition; and

(c)	each party must not take any action that will or is likely to hinder or prevent the satisfaction of the Condition.

3.3	Information in relation to status of Conditions

Each party specified in the second column of the table in clause 3.1 opposite a Condition must:

(a)	provide to the other party on request reasonable information about the steps it has taken towards satisfaction of the Condition;

(b)	promptly after becoming aware that the Condition is satisfied, give notice to the other party that the Condition is satisfied including reasonable evidence of how it was satisfied; and

(c)	promptly after becoming aware of the breach or non-satisfaction of the Condition or of any matter or circumstance that may result in the Condition not being satisfied, give notice to the other party of the relevant breach, non-satisfaction, matter or circumstance.

3.4	Communications in relation to satisfaction of Regulatory Conditions

Without limiting clause 3.2, each party must:

(a)	promptly apply for or file all relevant documentation in relation to the Regulatory Conditions for which it is the party responsible;

(b)	promptly notify the other party of any communication, whether written or oral received by that party from any Government Agency in relation to the satisfaction of the Regulatory Conditions;

(c)	give the other party drafts of all written communications intended to be sent by that party to any Government Agency in relation to the satisfaction of the Regulatory Conditions and:

(i)	give the other party a reasonable opportunity to comment on such drafts;

(ii)	not send such communications without the prior approval of the other party (such approval not to be unreasonably withheld or delayed); and

(iii)	give the other party final copies of all such communications,

except that in relation to all disclosures under this clause 3.4(c), business secrets and other confidential material may be redacted so long as each party acts reasonably in identifying such material for redaction;

(d)	give the other party reasonable notice of all meetings and telephone calls with any Government Agency in relation to the satisfaction of the Regulatory Conditions and a reasonable opportunity to participate in them (except to the extent that the relevant Government Agency expressly requests that a party should not be present at the meeting or part or parts of the meeting) including to be represented and make submissions at any such meeting or telephone calls with any Government Agency;

(e)	provide reasonable assistance to the other party in order to enable the other party to obtain satisfaction of the Regulatory Conditions for which the other party is the party responsible; and

(f)	take all steps it is responsible for as part process of satisfying the Regulatory Conditions, including responding to requests for information and documentary material at the earliest practicable time.

3.5	Waiver of Conditions

Where the third column of the table in clause 3.1 opposite a Condition states “none”, that Condition may not be waived. Each other Condition is only for the benefit of, and may only be waived by:

(a)	if one party is specified in the third column of the table in clause 3.1 opposite that Condition, that party; or

(b)	if both parties are specified in the third column of the table in clause 3.1 opposite that Condition, the parties jointly.

A party entitled to waive, or to join in the waiver of, a Condition may do so in its absolute discretion.

3.6	Method of waiver

Where a Condition may be waived by one party, that party may only waive the Condition by giving notice in writing to the other party. Where a Condition may only be waived by both parties jointly, the parties may only waive the Condition by agreeing in writing to do so.

3.7	Effect of waiver

(a)	If a party waives or joins in the waiver of breach or non-satisfaction in respect of a Condition in accordance with this clause 3 that waiver does not:

(i)	preclude that party from bringing a claim against the other party for any breach of this deed;

(ii)	constitute a waiver of breach or non-satisfaction of any other Condition; or

(iii)	constitute a waiver of breach of non-satisfaction of that Condition resulting from any other event.

3.8	Termination on failure of a Condition

(a)	If:

(i)	there is an event or occurrence that would, or does, prevent any of the Conditions being satisfied and the Condition has not been waived (if capable of waiver);

(ii)	there is an event or occurrence that would, or does, prevent any of the Conditions being satisfied by the time and date specified in this deed for the satisfaction of that Condition and the Condition has not been waived (if capable of waiver); or

(iii)	the Scheme has not become Effective by the End Date,

then OreCorp and Silvercorp must promptly consult in good faith to consider and, if agreed, determine to:

(iv)	proceed by way of alternative means or methods so as to achieve a commercial outcome that is substantially the same as the Scheme;

(v)	change the date of the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by OreCorp and Silvercorp;

(vi)	extend the relevant date or time for satisfaction of a particular Condition(s);

(vii)	extend the End Date; or

(viii)	do any combination of the matters contemplated in clauses 3.8(a)(iv) to 3.8(a)(vii).

(b)	Subject to clause 3.8(d), if OreCorp and Silvercorp are unable to reach agreement under clause 3.8(a) after consulting in good faith for a period of 5 Business Days after OreCorp and Silvercorp become aware of the relevant event or occurrence in clauses 3.8(a)(i) to 3.8(a)(iii) (as applicable) then, unless that Condition has been waived in accordance with clause 3.5, either OreCorp or Silvercorp may terminate this deed without liability to the other party because of that termination. However, neither party may terminate if the relevant occurrence or event, the failure of the Condition to be satisfied, or the failure of the Scheme to become Effective, arises out of a breach of clauses 3.2 to 3.4 by that party, although in such circumstances the other party may still terminate this deed.

(c)	Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 14.5), on termination of this deed, no party will have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

(d)	If the Condition in clause 3.1(b) (OreCorp Shareholder approval) is not satisfied by reason only of the non-satisfaction of the Headcount Test, and it appears to either party, acting reasonably, that there are grounds on which an application could be made to the Court under section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test (Order), that party may give notice to the other within 3 Business Days after the Scheme Meeting setting out those grounds and if such notice is given:

(i)	OreCorp must promptly after the notice is given apply to Court for the Order and make such submissions to the Court and file such evidence as counsel engaged by OreCorp to represent it in Court proceedings related to the Scheme, in consultation with Silvercorp, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act by making an order to disregard the Headcount Test;

(ii)	the cost of the application for the Order is to be borne equally between the parties; and

(iii)	if the Court makes the Order, the Condition in clause 3.1(b) is deemed to be satisfied for all purposes.

4.	IMPLEMENTATION

4.1	OreCorp’s obligations

Without limiting clause 2, OreCorp must (at its own expense) take all reasonable steps to implement the Scheme on a basis consistent with this deed as soon as reasonably practicable, including each of the following:

(a)	(Announce directors’ recommendation) following execution of this deed, announce, in the form contained in Annex 3 (on the basis of statements made to OreCorp by each member of the OreCorp Board) that:

(i)	the OreCorp Board intends to unanimously recommend that OreCorp Shareholders vote in favour of the Scheme; and

(ii)	each OreCorp Board member who holds OreCorp Shares intends to vote his or her OreCorp Shares in favour of the Scheme,

subject to:

(iii)	the Independent Expert concluding, and continuing to conclude, that the Scheme is in the best interests of OreCorp Shareholders; and

(iv)	there being no Superior Proposal;

(b)	(Prepare Scheme Booklet) prepare the Scheme Booklet so that it contains:

(i)	all information required by the Corporations Act, RG 60, the ASX Listing Rules and any other applicable laws or regulations;

(ii)	the responsibility statements referred to in clause 4.4; and

(iii)	a statement by the OreCorp Directors reflecting the recommendation and voting intentions referred to in clause 6.1;

(c)	(Independent Expert) appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert’s Report and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

(d)	(Investigating Accountant) provide all assistance and information reasonably requested by the Investigating Accountant in connection with the preparation of the Investigating Accountant’s Report for inclusion in the Scheme Booklet;

(e)	(Merged Group Information) prepare and promptly provide to Silvercorp any information regarding the OreCorp Group that Silvercorp reasonably requires or requests in order to prepare the Merged Group Information for inclusion in the Scheme Booklet;

(f)	(Consultation with Silvercorp) give Silvercorp drafts of the Scheme Booklet (including the Independent Expert’s Report) in a timely manner, give Silvercorp a reasonable opportunity to review those drafts and consider in good faith the reasonable comments of Silvercorp and its Representatives when preparing revised drafts of the Scheme Booklet (and reviewing the Independent Expert’s Report for factual accuracy), provide Silvercorp a revised draft of the Scheme Booklet (including the Independent Expert’s Report) within a reasonable time before the Scheme Booklet (including the Independent Expert’s Report) is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act and obtain Silvercorp’s consent to the inclusion of the Silvercorp Information (including in respect of the form and context in which the Silvercorp Information appears in the Scheme Booklet);

(g)	(Due diligence and verification) undertake appropriate due diligence and verification processes in relation to the OreCorp Information and, after those processes have been completed, provide on or before the First Court Date an affidavit to the Court confirming the due diligence and verification processes undertaken and their completion (if required by the Court);

(h)	(Advanced draft) as soon as practicable after preparation of an advanced draft of the Scheme Booklet suitable for review by ASIC give that draft to Silvercorp and procure that a meeting of the OreCorp Board is convened to approve it for submission to ASIC for review;

(i)	(Liaison with ASIC) as soon as practicable after the approval of the OreCorp Board referred to in clause 4.1(h) and receipt of the confirmation from Silvercorp referred to in clause 4.2(g) and in any case 14 days before the First Court Date:

(i)	give ASIC the draft Scheme Booklet as required by section 411(2) of the Corporations Act; and subsequently

(ii)	keep Silvercorp informed of any matters raised by ASIC in relation to the Scheme Booklet, and use best endeavours, in co-operation with Silvercorp, to resolve any such matters (provided that, where those issues relate to Silvercorp Information, OreCorp must not take any steps to address them without Silvercorp’s prior written consent, not to be unreasonably withheld);

(j)	(Approval of Scheme Booklet) as soon as practicable after the end of ASIC’s review of the draft Scheme Booklet, procure that a meeting of the OreCorp Board is convened to approve it for lodgement with the Court and for dispatch to OreCorp Shareholders;

(k)	(ASIC indication of intent) before the First Court Date apply to ASIC for a letter indicating whether ASIC intends to appear before the Court, or intervene to oppose the Scheme, at the hearing held on the First Court Date;

(l)	(Representation) procure that it is represented by counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(m)	(First Court Date) apply to the Court for an order under section 411(1) of the Corporations Act convening the Scheme Meeting, and if the Court makes that order:

(i)	request ASIC to register the Scheme Booklet in accordance with section 412(6) of the Corporations Act; and

(ii)	dispatch the Scheme Booklet to OreCorp Shareholders and hold the Scheme Meeting in accordance with that order;

(n)	(Scheme Meeting) convene the Scheme Meeting to agree to the Scheme in accordance with any orders made by the Court pursuant to section 411(1) of the Corporations Act;

(o)	(Director’s voting) use its reasonable endeavours to procure that each member of the OreCorp Board votes any OreCorp Shares in which they have a Relevant Interest in favour of the Scheme, subject to:

(i)	the Independent Expert concluding, and continuing to conclude, that the Scheme is in the best interests of OreCorp Shareholders; and

(ii)	there being no Superior Proposal;

(p)	(Supplementary disclosure) advise Silvercorp if after despatch of the Scheme Booklet and at any time before the Second Court Date, OreCorp becomes aware either:

(i)	of new information which, had it been known at the time the Scheme Booklet was prepared, should have been included in the Scheme Booklet; or

(ii)	that any part of the OreCorp Information in the Scheme Booklet is misleading or deceptive in any material respect, including by omission,

and, if OreCorp considers that supplementary disclosure is required, provide supplementary disclosure to OreCorp Shareholders.

(q)	(Solicitation) provide Silvercorp with such information as Silvercorp reasonably requests in relation to the shareholdings of OreCorp Shareholders in a form reasonably requested by Silvercorp for the purposes of Silvercorp promoting the merits of the Scheme and encouraging

OreCorp Shareholders to vote on the Scheme in accordance with the recommendation of the OreCorp Board, subject to applicable law and ASIC policy;

(r)	(Second Court Date) if the Scheme Resolution is passed by the requisite majorities of OreCorp Shareholders (as may be modified by the Court in accordance with section 411(4)(a)(ii)(A) of the Corporations Act), promptly:

(i)	subject to all Conditions in clause 3.1 (other than that in clause 3.1(a) (Court approval)) being satisfied or waived in accordance with this deed, apply to the Court for an order approving the Scheme; and

(ii)	apply to ASIC for a statement pursuant to section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme;

(s)	(Condition precedent certificate) give to the Court on the Second Court Date the certificate signed by one of its directors and made in accordance with a resolution of the OreCorp Board in relation to the satisfaction of the Conditions contemplated by the terms of the Scheme;

(t)	(Implementation) if the Court approves the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act:

(i)	promptly lodge with ASIC an office copy of the order approving the Scheme in accordance with section 411(10) of the Corporations Act;

(ii)	procure ASX to suspend trading in OreCorp Shares from the close of trading on the Effective Date;

(iii)	close the Register as at the Record Date to determine the identity of the Scheme Shareholders and their entitlements to the Scheme Consideration;

(iv)	subject to Silvercorp satisfying its obligations under clause 4.2(n), effect the transfer of the Scheme Shares to Silvercorp in accordance with the Scheme on the Implementation Date; and

(v)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court;

(u)	(ASX listing) use its reasonable endeavours to ensure that the OreCorp Shares continue to be quoted on ASX (even if suspended from trading) until close of business on the Implementation Date;

(v)	(ASX Quotation and other matters) provide reasonable assistance to Silvercorp to:

(i)	prepare all documents required by ASX to apply for ASX Quotation; and

(ii)	assist with the quotation of New Silvercorp Shares on TSX and NYSE,

including to prepare and as soon as reasonably practicable provide to Silvercorp any information regarding the OreCorp Group that Silvercorp reasonably requires or requests in order to achieve ASX Quotation; and

(w)	(SilverCorp Options – waiver application) submit an application to ASX for the waiver referred to in clause 8.2(b)(ii) within 5 Business Days of the date of this deed.

4.2	Silvercorp’s obligations

Without limiting clause 2, Silvercorp must (at its own expense) take all reasonable steps to implement the Scheme on a basis consistent with this deed as soon as reasonably practicable, including each of the following:

(a)	(Silvercorp Information) prepare and give to OreCorp for inclusion in the Scheme Booklet all Silvercorp Information;

(b)	(Consultation with OreCorp) give OreCorp drafts of the information referred to in clause 4.2(a) in a timely manner, give OreCorp a reasonable opportunity to review those drafts and consider in good faith the reasonable comments of OreCorp and its Representatives when preparing revised drafts of that information;

(c)	(Independent Expert information) provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert’s Report;

(d)	(Investigating Accountant) promptly appoint the Investigating Accountant and provide all assistance and information reasonably requested by the Investigation Accountant in connection with the preparation of the Investigating Accountant’s Report for inclusion in the Scheme Booklet;

(e)	(Review drafts of Scheme Booklet) as soon as practicable after receipt of any draft of the Scheme Booklet from OreCorp review and provide comments on that draft;

(f)	(Verification) undertake appropriate verification processes in relation to the Silvercorp Information and, after those processes have been completed, provide on or before the First Court Date an affidavit to the Court confirming the due diligence and verification processes undertaken and their completion (if required by the Court);

(g)	(Confirmation of Silvercorp Information) subject to clause 4.3:

(i)	as soon as practicable after receipt from OreCorp of the advanced draft of the Scheme Booklet referred to in clause 4.1(h) confirm to OreCorp in writing that the Silvercorp Information in the form and context in which it appears in the Scheme Booklet is accurate and not misleading or deceptive, including by omission;

(ii)	as soon as practicable after the conclusion of the review by ASIC of the Scheme Booklet, procure that a meeting of the Silvercorp Board is convened to approve the Silvercorp Information for lodgement with the Court and for dispatch to OreCorp Shareholders; and

(iii)	before the First Court Date deliver to OreCorp consent from Silvercorp to the inclusion of the Silvercorp Information in the Scheme Booklet in the form and context it appears;

(h)	(Deed Poll) before the First Court Date deliver to OreCorp an executed copy of the Deed Poll;

(i)	(Update Silvercorp Information) advise OreCorp if after despatch of the Scheme Booklet and at any time before the Second Court Date, Silvercorp becomes aware either:

(i)	of new information which, had it been known at the time the Scheme Booklet was prepared, should have been included in the Silvercorp Information; or

(ii)	that any part of the Silvercorp Information is misleading or deceptive in a material respect, including by omission, together with such additional information as OreCorp reasonably requires to determine whether supplementary disclosure to OreCorp Shareholders is required;

(j)	(ASX Quotation) use reasonable endeavours to:

(i)	apply for ASX Quotation, including making relevant applications and keep OreCorp regularly informed of the progress and timing of the application process, including providing to OreCorp on request reasonable information about the steps Silvercorp has taken in respect of such application; and

(ii)	apply for trading of the New Silvercorp CDIs, such that if ASX Quotation is approved, the New Silvercorp CDIs commence trading by the second Business Day after the Implementation Deed; and

(iii)	if the ASX Quotation is approved, at the earliest general meeting of Silvercorp Shareholders to be held after the ASX Quotation, propose such amendments to the Silvercorp Articles as are necessary to allow CHESS Depositary Nominees Pty Limited (ACN 071 346 506) to appoint holders of Silvercorp CDIs, or a person nominated by any such holder, as its proxy;

(k)	(TSX and NYSE listing) do everything necessary to ensure that the issue of the New Silvercorp Shares has been approved by TSX and NYSE and ensure that trading in the New Silvercorp Shares commences on the first day of trading on the TSX and NYSE (respectively) following the Implementation Date (or such date as the Relevant Exchange requires);

(l)	(Condition precedent certificate) give to the Court on the Second Court Date the certificate signed by one of its directors and made in accordance with a resolution of the Silvercorp Board in relation to the satisfaction of the Conditions contemplated by the terms of the Scheme;

(m)	(Court assistance) if requested by the Court, undertake to the Court to do all such things within its power as are reasonably necessary to ensure that it fulfils its obligations under this deed and the Deed Poll; and

(n)	(Scheme Consideration) if the Scheme becomes Effective accept a transfer of the Scheme Shares and provide the Scheme Consideration in accordance with clause 2.3 and the Deed Poll on or before the Implementation Date.

4.3	Silvercorp confirmations and approvals

If Silvercorp requires any change to be made to the form or content of the Silvercorp Information as a condition of doing any of the things referred to in clause 4.2(g) then:

(a)	if OreCorp disagrees with the change the parties must consult in good faith about the change and the reasons for it with a view to agreeing an alternative change that satisfies both parties; and

(b)	if the parties are unable to reach agreement, OreCorp must make such changes to the Silvercorp Information as Silvercorp reasonably requires.

4.4	Responsibility statements

The Scheme Booklet must contain responsibility statements, in a form to be agreed between the parties, to the effect that:

(a)	OreCorp has prepared, and is responsible for, the content of the Scheme Booklet, other than, to the maximum extent permitted by law, the Silvercorp Information, the Independent Expert’s Report, the Investigating Accountant’s Report or any other report or letter issued to OreCorp by a third party;

(b)	Silvercorp has prepared, and is responsible for, the Silvercorp Information (and no other part of the Scheme Booklet), and that none of OreCorp and its officers and employees assumes any responsibility for the accuracy or completeness of the sections of the Scheme Booklet that Silvercorp has prepared and has responsibility for.

4.5	OreCorp Board changes

Subject to the Scheme Consideration having been provided by Silvercorp in accordance with the Scheme:

(a)	OreCorp must procure that:

(i)	such persons as Silvercorp nominates by notice to OreCorp no later than 2 Business Days before the Implementation Date and who have provided to OreCorp a signed consent to act and Director Identification Number by that time are appointed as additional directors of OreCorp on the Implementation Date;

(ii)	unless otherwise agreed by Silvercorp in writing and subject to the provisions of the SMCL Documents, each member of the OreCorp Board resigns as a director of OreCorp with effect from the Implementation Date and acknowledges in writing that he or she has no claim against OreCorp other than for accrued directors fees, salaries and expenses (provided this does not limit any entitlement to an indemnity in accordance with the OreCorp Constitution or any other agreement Fairly Disclosed to Silvercorp in respect of any office held with OreCorp); and

(iii)	subject to applicable law and the constituent documents of each member of the OreCorp Group (including the SMCL Documents), unless otherwise agreed by Silvercorp in writing, all directors on the boards of each member of the OreCorp Group, resigns as a director with effect from the Implementation Date and acknowledges in writing that he or she has no claim against any member of the OreCorp Group other than for accrued directors fees, salaries and expenses (provided this does not limit any entitlement to an indemnity in accordance with the relevant company’s constitution or any other agreement Fairly Disclosed to Silvercorp in respect of any office held with the company); and

(b)	Silvercorp must procure that (i) the appointments of such persons as Silvercorp nominates as new directors of any member of the OreCorp Group and, (ii) the resignations of the existing directors of any member of the OreCorp Group, are registered with the relevant Government Agency as soon as practicable after their appointment or resignation (as applicable) (with written evidence of the registration of such resignations to be provided on request by any former OreCorp nominee director).

5.	COURT PROCEEDINGS

5.1	General

In respect of Court proceedings under Part 5.1 of the Corporations Act:

(a)	OreCorp and Silvercorp are entitled to separate representation at such Court proceedings;

(b)	this deed does not give OreCorp and Silvercorp any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent; and

(c)	OreCorp and Silvercorp must, acting reasonably and in good faith, consider all undertakings to the Court in such Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.

5.2	Court documents

In relation to each Court hearing held in relation to the Scheme, including any appeal, OreCorp must give Silvercorp drafts of all documents required to be given by OreCorp to the Court (including the originating process, affidavits, submissions and draft Court orders) and must consider in good faith the reasonable comments of Silvercorp and its Representatives on those documents.

5.3	Appeal if orders not made

If the Court does not make any order convening the Scheme Meeting or approving the Scheme (the Decision):

(a)	the parties must consult in good faith as to whether to appeal the Decision; and

(b)	if within 10 Business Days after the Decision the parties agree to appeal the Decision or either party obtains an opinion from independent Senior Counsel, practising in any Australian state or territory in the field of corporate law to the effect that there are reasonable prospects of successfully appealing the Decision:

(i)	OreCorp must appeal the Court’s decision;

(ii)	the cost of any such appeal is to be borne equally between the parties;

(iii)	if the End Date would otherwise occur before the appeal is finally determined, the End Date is deferred to the date that is 5 Business Days after the appeal from the Decision is finally determined; and

(iv)	if the appeal is successful and the relevant order is made, the End Date is further deferred to the date which is D days after the original End Date (disregarding the effect of clause 5.3(b)(iii)) where D is equal to the number of days between the date of the Decision and the date on which the appeal from the Court’s decision is finally determined, or to such other date as the parties agree in writing.

6.	RECOMMENDATION

6.1	Recommendation of OreCorp Directors

OreCorp represents and warrants to Silvercorp that, as at the date of this deed, each OreCorp Director has confirmed that they:

(a)	recommend that OreCorp Shareholders vote in favour of the Scheme; and

(b)	will vote, or procure the voting of, all OreCorp Shares held or controlled by them in favour of the Scheme,

in each case, in the absence of a Superior Proposal and subject to the Independent Expert concluding and continuing to conclude that the Scheme is in the best interests of OreCorp Shareholders.

6.2	Change to recommendation

(a)	OreCorp must use its best endeavours to procure that no OreCorp Director changes, withdraws, modifies, revises or qualifies the recommendation referred to in clause 6.1(a) or makes any statement inconsistent with that recommendation unless:

(i)	the Independent Expert’s Report concludes the Scheme is not in the best interests of OreCorp Shareholders or adversely changes its previously given opinion that the Scheme is in the best interests of OreCorp Shareholders; or

(ii)	there is a Superior Proposal.

(b)	Subject to and without limiting clause 12 in any way, if the OreCorp Board collectively, or any member of the OreCorp Board individually, proposes to change, withdraw, modify, revise or qualify their recommendation in accordance with clause 6.2(a):

(i)	OreCorp must as soon as reasonably practicable notify Silvercorp in writing of that fact; and

(ii)	OreCorp and Silvercorp must consult in good faith for 2 Business Days after the date on which the notification in clause 6.2(b)(i) is given to consider and determine whether the recommendation in place at the time can be maintained.

7.	ACCESS, INFORMATION AND CONDUCT OF BUSINESS

7.1	Access and information

(a)	OreCorp must procure that its share registry provides to Silvercorp, within one Business Day after the Record Date, a complete copy of OreCorp’s register of members as at the Record Date (which must include the name, registered address and registered holding of each Scheme Shareholder as at the Record Date), in order to facilitate the provision by Silvercorp of the Scheme Consideration in accordance with this deed, the Scheme and the Deed Poll, other than information that the share registry is prohibited by law or by the operating rules of any financial market or clearing and settlement facility from providing.

(b)	From the date of this deed until and including the Implementation Date, subject to clause 7.1(b)(vii), procure that Silvercorp and its Representatives are given reasonable access to the properties, books and records and management of the OreCorp Group during normal business hours and on reasonable notice to OreCorp for the purposes of:

(i)	satisfying any of the Conditions Precedent;

(ii)	preparing financial statements (including for the Merged Group) and other information required for inclusion in the Scheme Booklet or any amendment or supplement thereof;

(iii)	enabling Silvercorp and its financiers to understand the OreCorp Group’s business and operations and its financial position, financial performance, trading performance, management control systems, prospects or assets in order to allow Silvercorp to develop, finalise and implement its plans for carrying on the OreCorp Group’s business following implementation of the Scheme;

(iv)	implementing the Scheme and enabling Silvercorp to prepare for the transition of ownership of the OreCorp Group to Silvercorp; and

(v)	any other purpose agreed between the parties in writing,

except to the extent that:

(vi)	in relation to the OreCorp Group other than SMCL, the provision of such access is prohibited by any applicable law or regulation of any Government Agency or any confidentiality obligations owed to third parties; and

(vii)	in relation to SMCL, the provision of such access is subject to applicable law and the constituent documents of each member of the OreCorp Group.

7.2	OreCorp’s conduct of business

(a)	From the date of this deed until and including the Implementation Date, OreCorp must ensure that it and each other member of the OreCorp Group:

(i)	to the extent it is within its power to do so, carries on its business and operations in the ordinary course and in substantially the same manner as conducted at the date of this deed;

(ii)	uses its best endeavours to:

(A)	keep available the services of its officers and key employees;

(B)	preserve its relationships with all Government Agencies, joint venture parties, customers, suppliers, landlords, financiers and others with whom it has business dealings;

(C)	renew each of the material insurance policies held by the relevant member of the OreCorp Group as at the date of this deed, if and when renewal is required;

(D)	renew (to the extent commercially and reasonably required) each of the material Authorisations held by a member of the OreCorp Group as at the date of this deed; and

(E)	ensure there is no occurrence within its control or the control of any member of the OreCorp Group that would bring about or be likely to bring about an OreCorp Material Adverse Change;

(iii)	does not, except as permitted by clause 7.2(b):

(A)	incur capital expenditure exceeding A$1 million or, except in the ordinary course of trading, transfer or otherwise dispose of or create any Encumbrance in respect of, assets having a value exceeding A$1 million;

(B)	acquire or dispose of any shares or other securities in any body corporate or any units in any trust, or substantially all of the assets of any business except where the aggregate consideration paid or received by all members of the OreCorp Group for all such acquisitions or disposals does not exceed A$1 million;

(C)	enter into any engineering, procurement and contract management services contract in respect of the Nyanzaga Project or terminate any early contractor involvement contract in respect of the Nyanzaga Project;

(D)	increase the aggregate level of its borrowings or enter into any swap, option, futures contract, forward commitment or other derivative transaction;

(E)	give any guarantee of, or security for, or indemnity in connection with the obligations of any person other than a member of the OreCorp Group;

(F)	enter into a new employment agreement with any prospective employee, other than to replace any employee who leaves employment with the OreCorp Group;

(G)	increase the remuneration of, make any bonus payment, retention payment or termination payment to, or otherwise change the terms and conditions of an existing employment agreement of any OreCorp Director or any employee of any member of the OreCorp Group except in accordance with any contractual entitlement, policy or guideline existing as at the date of this deed or as disclosed in the OreCorp Data Room Information;

(H)	accelerate the rights of any OreCorp Director or any employee of any member of the OreCorp Group to receive any benefit under any OreCorp incentive plan or similar arrangement, except as contemplated by this deed;

(I)	pass any resolution of shareholders or any class of shareholders, except as contemplated by this deed;

(J)	fail to comply in all material respects with all laws and regulations applicable to its business or do or omit to do anything which might result in the termination, revocation, suspension, modification or non-renewal of any Authorisation held by it;

(K)	change in any material respect the accounting procedures, principles or practices of any member of the OreCorp Group;

(L)	commence, compromise or settle any litigation, investigation, arbitration or similar proceedings for an amount exceeding A$1 million (individually or in aggregate with related claims) and must not compromise or settle any litigation or similar proceedings in respect of compensation under the Resettlement Action Plan;

(M)	take any action that, or fail to take any action whose omission, would give rise to an OreCorp Prescribed Occurrence; or

(N)	agree, conditionally or otherwise, to do any of the things referred to in the preceding paragraphs of this clause 7.2(a)(iii), or announce or represent to any person that any of those things will be done; and

(iv)	uses their reasonable endeavours to procure that as soon as practicable after the date of this document OreCorp Tanzania submits applications for second term renewals in respect of PL 10911/2016 and PL 10877/2016;

(b)	Any member of the OreCorp Group may do any thing referred to in clause 7.2(a)(iii):

(i)	with the prior written consent of Silvercorp;

(ii)	to the extent reasonably required to permit OreCorp to comply with its obligations under any other provision of this deed;

(iii)	to the extent reasonably required to permit SMCL and NMCL to comply with their respective obligations under the SMCL Documents;

(iv)	to the extent Fairly Disclosed and reasonably required to permit SMCL and NMCL to implement the plan for relocation, resettlement of and payment of compensation to people within the mining areas, including incurring any costs associated with the resettlement process; or

(v)	if the doing of that thing is Fairly Disclosed in the OreCorp Data Room Information or in any ASX announcement made by OreCorp after 1 January 2022 and before the date of this deed, provided it will not impact on OreCorp’s ability to complete the Transaction on the terms set out in this deed (including, but not limited to, adherence to the Timetable).

(c)	For the avoidance of doubt, nothing in this clause 7.2 restricts the ability of OreCorp to respond to a Competing Proposal in accordance with clause 12.

7.3	Silvercorp’s conduct of business

(a)	From the date of this deed until and including the Implementation Date, Silvercorp must ensure that it and each other member of the Silvercorp Group:

(i)	to the extent it is within its power to do so, carries on its business in the ordinary course and in substantially the same manner as conducted at the date of this deed (or in the case of Celsius Resources Limited and its subsidiaries (to the extent applicable) at such later date on which Celsius Resources Limited becomes a subsidiary of a member of the Silvercorp Group); and

(ii)	does not, except as permitted by clause 7.3(b), take any action that, or fail to take any action whose omission, would give rise to a Silvercorp Prescribed Occurrence.

(b)	Any member of the Silvercorp Group may do any thing referred to in clause 7.3(a):

(i)	with the prior written consent of OreCorp;

(ii)	to the extent reasonably required to permit Silvercorp to comply with its obligations under any other provision of this deed; or

(iii)	if the doing of that thing is Fairly Disclosed in the Silvercorp Data Room Information or in any TSX or NYSE announcement made by Silvercorp after 1 January 2022 and before the date of this deed, provided it will not impact on Silvercorp’s ability to complete the Transaction on the terms set out in this deed (including, but not limited to, adherence to the Timetable).

7.4	Silvercorp’s undertaking in relation to the Celsius Proposal

Silvercorp undertakes to OreCorp that the Celsius Proposal will not result in a material delay to the Timetable.

7.5	Pre-Implementation Date integration planning

(a)	As soon as reasonably practical after the date of this document, OreCorp’s and Silvercorp’s respective Chief Executive Officers (or other person nominated and agreed to by OreCorp and Silvercorp in writing) (Integration Nominee) will agree in writing:

(i)	a date to in good faith commence working together from the date of this deed until the Implementation Date, planning for implementation of the Transaction and integration of the OreCorp Group with the Silvercorp Group from the Implementation Date; and

(ii)	an action plan in respect of certain matters identified during negotiations, which OreCorp will use reasonable endeavours to attend to as part of integration planning.

(b)	As soon as reasonably practical after the date of this document, the Integration Nominees must establish an integration committee consisting of such number of persons from the respective management teams of each of the parties and such other persons as the Integration Nominee of each party agree from time to time (Integration Committee).

(c)	The Integration Committee will determine the frequency (being no less than once per fortnight) and format of its meetings from time to time.

(d)	Subject to the requirements and limitations imposed in any protocols agreed between the parties to govern the activities of the Integration Committee (Integration Protocols), the role of the Integration Committee is to act as a forum for the consideration and planning (but not decision making) of the integration of the OreCorp Group with the Silvercorp Group and to use best endeavours to oversee and implement the Scheme, the plan for the integration of the OreCorp Group with the Silvercorp Group following implementation of the Scheme and will have such other objectives as the parties may agree.

(e)	Subject to the other provisions of this deed, nothing in this clause 7.5 requires any party to act at the direction of the other or imposes any obligation on any party to conduct their respective businesses in accordance with any direction or representation made by the other and the parties acknowledge that their obligation under this clause 7.5 will be subject to all applicable laws, regulations or requirements of any Government Agency and the Integration Protocols. The parties agree that nothing in this deed constitutes the relationship of a partnership or joint venture between the parties.

8.	OTHER ORECORP SECURITIES

8.1	OreCorp Performance Rights

(a)	OreCorp must ensure that, by no later than the Effective Date, there are no outstanding OreCorp Performance Rights.

(b)	In order to comply with its obligation under clause 8.1(a), OreCorp agrees that:

(i)	OreCorp will notify each holder of the OreCorp Performance Rights of the change of control event, in accordance with their terms;

(ii)	OreCorp will procure that all holders of OreCorp Performance Rights provide OreCorp with an irrevocable written notice or agreement exercising their OreCorp Performance Rights with immediate effect prior to the Effective Date; and

(iii)	OreCorp will issue or procure the issue of such number of OreCorp Shares as required by the terms of the OreCorp Performance Rights before the Record Date so that the holders of OreCorp Performance Rights can participate as Scheme Participants in the Scheme and receive the Scheme Consideration.

8.2	OreCorp Options

(a)	OreCorp must take all steps reasonably necessary to ensure that, by no later than the Effective Date, there are no outstanding OreCorp Options.

(b)	In order to comply with its obligations under clause 8.2(a), OreCorp agrees:

(i)	to take all steps reasonably necessary to procure that, as soon as practicable after the date of this document (and, in any event, before the First Court Date), each OreCorp Option holder has duly executed an Option Cancellation Deed under which, subject to the relevant security terms and any required ASX waiver:

(A)	each OreCorp Optionholder irrevocably agrees to the cancellation of its OreCorp Options, with such cancellation to be subject to the Scheme becoming Effective; and

(B)	the OreCorp Optionholder will be paid the OreCorp Option Consideration, in consideration for their OreCorp Options and in the manner set out in the Option Cancellation Deed; and

(ii)	to facilitate the cancellation of the OreCorp Options (including, if required, the OreCorp Board making any necessary lawful amendment, consent or determination for the purposes of the relevant terms and conditions upon which the OreCorp Options were issued and using reasonable endeavours to procure the grant of any necessary waivers by ASX, including in respect of ASX Listing Rule 6.23.2).

9.	REPRESENTATIONS AND WARRANTIES

9.1	OreCorp representations and warranties

OreCorp represents and warrants to Silvercorp on the date of this deed and at 8.00am on the Second Court Date (unless expressed to be given on a different date and/or time) that each of the OreCorp Warranties is true, accurate and not misleading.

9.2	Indemnity by OreCorp

OreCorp indemnifies Silvercorp against, and must pay to Silvercorp on demand an amount equal to, all Losses directly or indirectly incurred or suffered by the Silvercorp Indemnified Parties arising out of or in connection with any matter or circumstance that results in any of the OreCorp Warranties being untrue, inaccurate or misleading when given.

9.3	Qualifications to OreCorp’s representations and warranties

The OreCorp Warranties in clause 9.1 and the indemnity in clause 9.2 are each subject to matters that:

(a)	are known to a member of the Silvercorp Group in relation to the Transaction or the Scheme;

(b)	have been Fairly Disclosed in the OreCorp Data Room Information;

(c)	have been Fairly Disclosed in:

(i)	any ASX announcement made by OreCorp after 1 January 2022 and before the date of this deed; or

(ii)	any information publicly available on a Public Register as at the relevant date stated in the definition of Public Register,

(excluding any risk factor disclosure and disclosure of risks in “forward looking statement” disclaimers that are predictive, forward-looking or primarily cautionary in nature); or

(d)	are required or expressly permitted by this deed.

9.4	Silvercorp representations and warranties

Silvercorp represents and warrants to OreCorp on the date of this deed and at 8.00am on the Second Court Date (unless expressed to be given on a different date and/or time) that each of the Silvercorp Warranties is true, accurate and not misleading.

9.5	Indemnity by Silvercorp

Silvercorp indemnifies OreCorp against, and must pay to OreCorp on demand an amount equal to, all Losses directly or indirectly incurred or suffered by the OreCorp Indemnified Parties arising out of or in connection with any matter or circumstance that results in any of the Silvercorp Warranties being untrue, inaccurate or misleading when given.

9.6	Qualifications to Silvercorp’s representations and warranties

The Silvercorp Warranties in clause 9.4 and the indemnity given in clause 9.5 are each subject to matters that:

(a)	are known to a member of the OreCorp Group in relation to the Transaction or the Scheme;

(b)	have been Fairly Disclosed in the Silvercorp Data Room Information;

(c)	have been Fairly Disclosed in:

(i)	any TSX or NYSE announcement made by Silvercorp after 1 January 2022 and before the date of this deed; or

(ii)	any information publicly available on a Public Register as at the relevant date stated in the definition of Public Register,

(excluding any risk factor disclosure and disclosure of risks in “forward looking statement” disclaimers that are predictive, forward-looking or primarily cautionary in nature); or

(d)	are required or expressly permitted by this deed.

9.7	Status of representations, warranties, undertakings and indemnities

Each representation and warranty, undertaking and indemnity made or given under this clause 9 is severable and survives termination of this deed and each undertaking and indemnity given in this clause 9 is a continuing obligation.

9.8	Scheme becoming Effective

After the Scheme becomes Effective, any breach of the representations and warranties made or given under this clause 9 may only give rise to a claim for damages under the indemnities in this clause 9 and does not entitle a party to terminate this deed.

10.	RELEASES

10.1	Release of OreCorp Indemnified Persons

Silvercorp waives and releases, and must procure that each member of the Silvercorp Group waives and releases, all rights and claims which it may have against any OreCorp Indemnified Person (other than OreCorp and its Related Entities) in respect of any misrepresentation, inaccuracy or omission in or from any information or advice given by that OreCorp Indemnified Person in good faith in connection with any representation or warranty given by OreCorp in this deed. The parties acknowledge and agree that:

(a)	OreCorp has sought and obtained the waiver and release in this clause 10.1 as agent for and on behalf of each OreCorp Indemnified Person and may enforce the provisions of this clause 10.1 on behalf of any OreCorp Indemnified Person; and

(b)	any OreCorp Indemnified Person may plead this clause 10.1 in response to any claim made by any member of the Silvercorp Group against them.

10.2	Release of Silvercorp Indemnified Persons

OreCorp waives and releases, and must procure that each member of the OreCorp Group waives and releases, all rights and claims which it may have against any Silvercorp Indemnified Person (other than Silvercorp and its Related Entities) in respect of any misrepresentation, inaccuracy or omission in or from any information or advice given by that Silvercorp Indemnified Person in good faith in connection with any representation or warranty given by Silvercorp in this deed. The parties acknowledge and agree that:

(a)	Silvercorp has sought and obtained the waiver and release in this clause 10.2 as agent for and on behalf of each Silvercorp Indemnified Person and may enforce the provisions of this clause 10.2 on behalf of any Silvercorp Indemnified Person; and

(b)	any Silvercorp Indemnified Person may plead this clause 10.2 in response to any claim made by any member of the OreCorp Group against them.

11.	INSURANCE AND INDEMNIFICATION

11.1	Insurance

(a)	Subject to the Scheme becoming Effective, Silvercorp undertakes in favour of OreCorp and each of the current and former directors and officers of each member of the OreCorp Group that it will to the extent permitted by law:

(i)	for a period of 7 years from:

(A)	the Implementation Date (for each of the directors and officers of each member of the OreCorp Group as at the date of this deed); and

(B)	the date of retirement (for each of the former directors and officers of each member of the OreCorp Group),

ensure that the constitution of OreCorp and each other member of the OreCorp Group continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each member of the OreCorp Group to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the relevant member of the OreCorp Group to any person other than Silvercorp; and

(ii)	procure that OreCorp and each other member of the OreCorp Group complies with any deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time and without limiting the foregoing, ensure that the directors’ and officers’ run-off insurance cover for those directors and officers is maintained, for a period set out in clause 11.1(a)(i).

(b)	At or prior to the Implementation Date, OreCorp may purchase a 7-year prepaid “run-off” directors’ and officers’ liability insurance policy on terms and conditions providing coverage retentions, limits and other material terms (including in relation to deductibles) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by members of the OreCorp Group with respect to matters arising at or prior to the Implementation Date, including in connection with the Scheme (D&O Run-Off Policy). Before entering into the D&O Run-off Policy, OreCorp must consult in good faith with Silvercorp regarding the proposed terms of the D&O Run-Off Policy and OreCorp must not purchase the D&O Run-Off Policy unless Silvercorp first approves the quotation (such approval not to be unreasonably withheld, condition or delayed).

11.2	Deeds of indemnity, access and insurance

Subject to the Scheme becoming Effective and subject to applicable laws (including the Corporations Act), Silvercorp must procure that OreCorp complies with all of its obligations under the terms of each deed of indemnity, access and insurance between OreCorp and any of its directors or officers.

11.3	Undertaking for benefit of each of the current and former directors and officers of each member of the OreCorp Group

OreCorp acknowledges that it receives and holds the benefit of clauses 11.1 and 11.2, to the extent those clauses relate to each of the current and former directors and officers of each member of the OreCorp Group, as trustee on behalf of each of them.

12.	EXCLUSIVITY

12.1	No current discussions regarding a Competing Proposal

OreCorp represents and warrants to Silvercorp that, as at the date of this deed, and each member of the OreCorp Group:

(a)	is not a party to any agreement, arrangement or understanding with a Third Party entered into for the purpose of facilitating a Competing Proposal (other than confidentiality agreements entered into before the date of this deed);

(b)	is not participating in any discussions, negotiations or other communications, and has terminated any existing discussions, negotiations or other communications, in relation to a Competing Proposal, or which could reasonably be expected to lead to a Competing Proposal;

(c)	has ceased to provide or make available any non-public information in relation to the OreCorp Group to a Third Party where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal; and

(d)	has requested in writing (or will do so within 5 Business Days after the date of this deed) the return or destruction of any non-public information (with such return or destruction to be effected as soon as practicable) in relation to the OreCorp Group provided to a Third Party at any time within the 12 months prior to the date of this deed where such information was provided for the purpose of facilitating, or could reasonably be expected to lead to, a Competing Proposal.

12.2	Restriction during Exclusivity Period

During the Exclusivity Period, OreCorp must not, and must procure that each of its Representatives does not, directly or indirectly:

(a)	(no shop) solicit, invite, encourage or initiate any Competing Proposal or any offer, proposal, expression of interest, enquiry, negotiation or discussion with any Third Party in relation to, or that may reasonably be expected to encourage or lead to, a Competing Proposal, or announce or communicate to any person an intention to do anything referred to in this clause 12.2(a); or

(b)	(no talk) subject to clause 12.3, enter into or continue negotiations or discussions with any Third Party in relation to a Competing Proposal, or that may reasonably be expected to encourage or lead to a Competing Proposal, even if:

(i)	the actual, proposed or Potential Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by OreCorp or any of its Representatives; or

(ii)	the Competing Proposal has been publicly announced; or

(c)	(no due diligence) subject to clause 12.3, make available to any Third Party, or cause or permit any Third Party to receive, any non-public information relating to any member of the OreCorp Group or their respective businesses or operations that may reasonably be expected to assist such Third Party in formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal.

12.3	Fiduciary exception

The restrictions in clauses 12.2(b) and 12.2(c) do not apply to the extent that they restrict OreCorp or the OreCorp Board from taking or refusing to take any action with respect to a Competing Proposal that did not result, directly or indirectly, from a material breach of clauses 12.2(b) or 12.2(c), provided the OreCorp Board, acting in good faith, has determined:

(a)	after having taken advice from its financial and external legal advisers, that the Competing Proposal is, or could reasonably be expected to become, a Superior Proposal; and

(b)	after having taken written advice from its external legal advisers, that failing to respond to such Competing Proposal would be reasonably likely to constitute a breach of the OreCorp Board’s fiduciary duties or statutory obligations, provided that if OreCorp makes available to any Third Party any non-public information relating to any member of the OreCorp Group or their businesses or operations:

(c)	the Third Party has first entered into a written agreement in favour of OreCorp restricting the use and disclosure by the Third Party and its affiliates and advisers of the information made available to the Third Party on terms no less favourable in aggregate to OreCorp than those contained in the Confidentiality Deeds; and

(d)	to the extent that any information made available to the Third Party has not previously been provided to Silvercorp, OreCorp provides that information to Silvercorp at the same time as it is provided to the Third Party. However, OreCorp is not required to provide or make available to Silvercorp any information which OreCorp reasonably considers is likely to disclose information relating to that Third Party which is commercially sensitive information of that person.

12.4	General notification obligations

(a)	During the Exclusivity Period, OreCorp must immediately notify Silvercorp if:

(i)	OreCorp or any of its Representatives receives any Competing Proposal or Potential Competing Proposal or any offer or request to do any of the things referred to in clause 12.2(b) or clause 12.2(c), whether direct or indirect, solicited or unsolicited, and in writing or otherwise; or

(ii)	OreCorp proposes to take any action in reliance on the exceptions in clause 12.3.

12.5	Matching right

(a)	During the Exclusivity Period, without limiting any of clause 12.1 to 12.4, before:

(i)	any member of the OreCorp Group enters into any agreement, arrangement or understanding (whether or not in writing) pursuant to which a Third Party or OreCorp proposes (or both a Third Party and OreCorp propose) to undertake or give effect to a Competing Proposal; or

(ii)	any member of the OreCorp Board changes, withdraws, modifies, revises or qualifies their recommendation in favour of the Scheme in response to or in connection with an actual Competing Proposal,

each of the following conditions must be satisfied:

(iii)	the OreCorp Board, acting in good faith, must determine that:

(A)	the Competing Proposal is a Superior Proposal; and

(B)	the failure to take an action specified in clause 12.5(a)(i) would likely breach the fiduciary or statutory duties of the members of the OreCorp Board;

(iv)	OreCorp has provided Silvercorp with:

(A)	the material terms and conditions of the Competing Proposal, including the price, conditions precedent, timetable, break fee or reimbursement fee and the identity of the Third Party making the actual, proposed or potential Competing Proposal (in each case, to the extent known); and

(B)	notwithstanding any other provision of this deed, a notification in writing of the determination under clause 12.5(a)(iii), stating the reasons for that determination;

(v)	for at least 5 Business Days after the date of the provision of the information referred to in clause 12.5(a)(iv), Silvercorp and OreCorp have negotiated in good faith, to the extent Silvercorp wishes to negotiate and make itself reasonably available to negotiate, to enable Silvercorp to provide an equivalent or superior proposal to the terms of the Competing Proposal;

(vi)	by (but not before) the expiry of any negotiation period under clause 12.5(a)(v) (to avoid doubt, such negotiation period to be no less than 5 Business Days after the date of the provision of the information referred to in clause 12.5(a)(iv), the OreCorp Board has received a written proposal to OreCorp from Silvercorp to improve the Scheme Consideration or otherwise alter the terms of the Transaction (Silvercorp Counterproposal) and, acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from its financial advisers has determined as soon as reasonably practicable (and in any event within 4 Business Days of receiving the Silvercorp Counterproposal), that the Silvercorp Counterproposal would not produce an equivalent or superior outcome for OreCorp Shareholders (when considered as a whole) as compared to the Competing Proposal, taking into account all terms and conditions and other aspects of:

(A)	the Silvercorp Counterproposal (including the value and type of consideration, funding, any timing considerations, any conditions precedent or other matters affecting the probability of the Silvercorp Counterproposal being completed compared to the Competing Proposal or other relevant matters); and

(B)	the Competing Proposal,

and that the failure to take an action specified in clause 12.5(a)(i) and/or 12.5(a)(ii) would continue to breach the fiduciary or statutory duties of the members of the OreCorp Board; and

(vii)	OreCorp has complied with its obligations under clause 12.5(b).

(b)	If, in accordance with clause 12.5(a)(vi), Silvercorp provides a Silvercorp Counterproposal, OreCorp must procure that the OreCorp Board considers the Silvercorp Counterproposal and determines, as soon as reasonably practicable (and in any event, within 4 Business Days of receiving the Silvercorp Counterproposal), whether, acting reasonably and in good faith, after receiving written advice from its external legal advisers and advice from its financial advisers, the Silvercorp Counterproposal would provide an equivalent or superior outcome to OreCorp Shareholders (when considered as a whole) as compared with the Competing Proposal. Following that determination, OreCorp must:

(i)	procure that the OreCorp Board promptly (and in any event within 24 hours) notifies Silvercorp of the determination in writing, stating reasons for that determination; and

(ii)	if the determination is that the Silvercorp Counterproposal would provide an equivalent or superior outcome to OreCorp Shareholders (when considered as a whole) as compared with the Competing Proposal, then:

(A)	for a period of not less than 2 Business Days after OreCorp delivers to Silvercorp the notice referred to in clause 12.5(b)(i) above (or such other period agreed by the parties), OreCorp and Silvercorp must use their best endeavours to agree the transaction documentation required to implement the Silvercorp Counterproposal as soon as reasonably practicable; and

(B)	OreCorp must use its best endeavours to procure that the OreCorp Board unanimously recommend that OreCorp Shareholders vote in favour of the Silvercorp Counterproposal subject to:

I.	the Independent Expert concluding, and continuing to conclude, that the Silvercorp Counterproposal is in the best interests of OreCorp Shareholders; and

II.	there being no further Superior Proposal.

(c)	A statement by OreCorp, the OreCorp Board or any member of the OreCorp Board to the effect that:

(i)	the OreCorp Board has determined that a Competing Proposal is a Superior Proposal and has commenced the matching right process set out in this clause 12.5; or

(ii)	OreCorp Shareholders should take no action pending the completion of the matching right process set out in this clause 12.5,

does not of itself:

(iii)	constitute an adverse change, withdrawal, modification, revision or qualification of the recommendation by the members of the OreCorp Board that OreCorp Shareholders vote in favour of the Scheme or an endorsement of a Competing Proposal;

(iv)	contravene this deed;

(v)	give rise to an obligation to pay the Break Fee under clause 13; or

(vi)	give rise to a termination right under clause 14.

12.6	Normal provision of information

Nothing in this clause 12 prevents a party from:

(a)	providing information required to be provided by law, any court of competent jurisdiction, any Government Agency or the rules of any Relevant Exchange; or

(b)	making presentations to, and responding to bona fide enquiries from, stockbrokers, portfolio investors and equity market analysts in relation to the Scheme or in accordance with its usual practices.

12.7	Acknowledgment

OreCorp and Silvercorp acknowledge and agree that Silvercorp has requested the inclusion of this clause 12 in this deed and would not have entered into this deed without it.

12.8	Warranty

Each Party warrants to the other that it has received legal advice in relation to the operation of this clause 12.

13.	BREAK FEE

13.1	Background to Break Fee

OreCorp and Silvercorp acknowledge and agree that:

(a)	Silvercorp and its Related Entities have incurred and will continue to incur significant costs and expenses in pursuing the Transaction, including those set out in clause 13.5;

(b)	in these circumstances, the parties have agreed that provision be made for the payment outlined in clause 13.2 in this deed, without which Silvercorp would not have entered into this deed; and

(c)	the OreCorp Board has received external legal and financial advice in relation to this clause 13 and, having taken such advice, has concluded that the implementation of the Scheme will provide benefits to it and its shareholders, and that it is reasonable and appropriate for OreCorp to agree to payment of the Break Fee in the circumstances described in clause 13.2 in order to secure Silvercorp’s participation in this Transaction.

13.2	Circumstances where Break Fee payable

Subject to clauses 13.3 and 13.6, OreCorp must pay the Break Fee to Silvercorp if, during the Exclusivity Period:

(a)	a Competing Proposal is announced or made and, within 12 months after the date of the announcement, a Third Party completes a Competing Proposal;

(b)	any OreCorp Director:

(i)	fails to make the recommendation in the manner described in clause 6.1;

(ii)	changes, withdraws, modifies, revises or qualifies their support for the Scheme or their recommendation that OreCorp Shareholders vote in favour of the Scheme in the manner described in clause 6.1(a); or

(iii)	makes a public statement indicating that they no longer recommend the Scheme or recommend that OreCorp Shareholders accept or vote in favour of the Scheme, or otherwise publicly supports or endorses, a Competing Proposal (but excluding a statement that no action should be taken by OreCorp Shareholders pending the assessment of a Competing Proposal by the OreCorp Board or the completion of the matching right process set out in clause 12.5), except where this is:

(iv)	after the Independent Expert’s Report concludes that the Scheme is not in the best interests of OreCorp Shareholders (other than where the reason for this conclusion or amended conclusion is wholly or in part the existence of a Competing Proposal); or

(v)	in circumstances where OreCorp is entitled to terminate this deed under clause 14.1 or clause 14.2(a); or

(c)	Silvercorp validly terminates this deed under clause 14.1 or 14.2(b) where the circumstances giving rise to the right of termination arose as a result of any act or omission that could have been prevented by OreCorp.

13.3	Break fee not payable

Notwithstanding anything else in this deed:

(a)	the Break Fee is not payable if the Scheme becomes Effective; and

(b)	the Break Fee is payable only once.

13.4	Payment of Break Fee

(a)	A demand by Silvercorp to OreCorp for payment of the Break Fee under clause 13.2 must:

(i)	be in writing;

(ii)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(iii)	state the circumstances which give rise to the demand; and

(iv)	nominate an account into which OreCorp is to pay the Break Fee.

(b)	OreCorp must pay the Break Fee into the account nominated by Silvercorp, without withholding or set-off, within 10 Business Days after receipt of a demand for payment where Silvercorp is entitled under clause 13.2 to the Break Fee.

13.5	Basis of Break Fee

(a)	The Break Fee has been calculated to reimburse Silvercorp for costs and expenses incurred, including the following:

(i)	fees for legal, financial and other professional advice in planning and implementing the Transaction (excluding success fees);

(ii)	costs of management and directors’ time in planning and implementing the Transaction;

(iii)	funding costs;

(iv)	out of pocket expenses incurred by Silvercorp and Silvercorp’s employees, advisers and agents in planning and implementing the Transaction;

(v)	reasonable opportunity costs incurred in pursuing the Transaction or in not pursuing alternative acquisitions or strategic initiatives; and

(vi)	reputational damage associated with a failed transaction and the implications of that damage to Silvercorp’s business.

(b)	The parties acknowledge and agree that:

(i)	the costs and expenses actually incurred by Silvercorp and its Related Entities are of such nature that they cannot accurately be ascertained; and

(ii)	a genuine and reasonable pre-estimate of the costs and expenses that have been or will be actually incurred by Silvercorp and its Related Entities in pursuing the Transaction would equal or exceed the Break Fee.

(c)	Each of Silvercorp and Orecorp represents and warrants to the other party that it has received legal advice from its external legal advisers in relation to the operation of this clause 13.

13.6	Amendments to Break Fee arrangements

If any of the following occurs:

(a)	ASIC indicates to either party in writing that it requires any modification to the amount of the Break Fee or the circumstances in which it is to be paid (the Break Fee Arrangements) as a condition of not opposing the Scheme;

(b)	the Court requires any modification to the Break Fee Arrangements as a condition of making orders convening the Scheme Meeting; or

(c)	as a result of an application to the Takeovers Panel by a party other than OreCorp or its Representatives, the Takeovers Panel indicates to either party in writing that, in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) to modify the Break Fee Arrangements, it will make a declaration of unacceptable circumstances, then the parties must amend this clause 13 to the extent required to give effect to the requirements of ASIC, the Court or the Takeovers Panel, as the case may be, and in the circumstances referred to in clause 13.6(c) must give the required undertakings.

13.7	Sole and exclusive remedy

Silvercorp acknowledges and agrees that payment of the Break Fee is the sole and exclusive remedy available to Silvercorp in connection with any event or occurrence referred to in clause 13.2 and OreCorp is not liable for any for any loss or damage arising in connection with any such event or occurrence other than for any liability that it may have to pay Silvercorp the Break Fee under this clause 13.

14.	TERMINATION

14.1	Termination for material breach

This deed may be terminated by either party at any time before 8.00am on the Second Court Date if the other party has materially breached this deed (other than in respect of any representation and warranty not being true and correct, which are dealt with in 14.2), provided that:

(a)	the relevant breach is material in the context of the Scheme (taken as a whole);

(b)	the party seeking to terminate is not in material breach of this deed and has given written notice to the other setting out the relevant circumstances and stating an intention to terminate this deed; and

(c)	the other party has failed to remedy the breach within 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given.

14.2	Termination for breach of representations and warranties and for a Superior Proposal

(a)	OreCorp may, at any time before 8.00am on the Second Court Date, terminate this deed for material breach of a material Silvercorp Warranty only if:

(i)	OreCorp has given written notice to Silvercorp setting out the relevant circumstances and stating an intention to terminate or allow the Scheme to lapse;

(ii)	the relevant breach continues to exist 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 14.2(a)(i); and

(iii)	the relevant breach is material in the context of the Scheme (taken as a whole).

(b)	Silvercorp may, at any time before 8.00am on the Second Court Date, terminate this deed for material breach of a material OreCorp Warranty only if:

(i)	Silvercorp has given written notice to OreCorp setting out the relevant circumstances and stating an intention to terminate or allow the Scheme to lapse;

(ii)	the relevant breach continues to exist 10 Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after the date on which the notice is given under clause 14.2(b)(i); and

(iii)	the relevant breach is material in the context of the Scheme (taken as a whole).

(c)	Subject to first complying with clause 12.5, OreCorp may terminate this deed by written notice to Silvercorp until 8.00am on the Second Court Date if OreCorp has received a Competing Proposal and the OreCorp Board has determined that the Competing Proposal constitutes a Superior Proposal.

14.3	Silvercorp further termination rights

(a)	Silvercorp may terminate this deed at any time before 8.00am on the Second Court Date if, for any reason whether or not permitted by this deed, a member of the OreCorp Board:

(i)	fails to recommend that OreCorp Shareholders vote in favour of the Scheme in the manner described in clause 6.1(a);

(ii)	changes, withdraws, modifies, revises or qualifies their support of the Scheme or their recommendation that OreCorp Shareholders vote in favour of the Scheme in the manner described in clause 6.1(a); or

(iii)	makes a public statement indicating that they no longer recommend the Transaction or that they recommend a Competing Proposal in accordance with this deed, or otherwise publicly supports or endorses a Competing Proposal.

(b)	A statement by OreCorp, the OreCorp Board or any member of the OreCorp Board to the effect that:

(i)	OreCorp has received a Competing Proposal;

(ii)	the OreCorp Board is considering whether a Competing Proposal is a Superior Proposal; or

(iii)	OreCorp Shareholders should take no action pending the completion of the OreCorp Board’s consideration of whether a Competing Proposal is a Superior Proposal,

does not of itself:

(iv)	constitute a change, withdrawal, modification, revision or qualification of the recommendation by the OreCorp Board or any member of the OreCorp Board or an endorsement of a Competing Proposal;

(v)	contravene this deed;

(vi)	give rise to an obligation to pay the Break Fee; or

(vii)	give rise to a termination right under clause 14.3(a).

14.4	No other termination

No party may terminate or rescind this deed, except as permitted under clauses 3.8(b) and 14.

14.5	Effect of termination

If this deed is terminated under this clause 14 then:

(a)	except as provided in clause 14.5(c), all the provisions of this deed cease to have effect and each party is released from its obligations to further perform this deed;

(b)	each party retains all rights that it has against each other party in respect of any breach of this deed occurring before termination; and

(c)	the provisions of, and the rights and obligations of each party under, this clause 14 and each of the Surviving Clauses survive termination of this deed.

15.	ANNOUNCEMENTS

15.1	Initial announcements

As soon as reasonably practicable after this deed is signed each of OreCorp and Silvercorp must issue a public announcement of the proposed Transaction in the form contained in Annex 3.

15.2	Other announcements

(a)	Each party must not make, and must procure that its Representatives do not make, any public announcement concerning the Scheme, the Transaction or the subject matter of this deed (including the Placement) other than:

(i)	the announcements referred to in clause 15.1;

(ii)	with the written consent of the other party, which must not be unreasonably withheld or delayed; or

(iii)	if required by law, any court of competent jurisdiction, any Government Agency, but if either party is so required to make any announcement, it must promptly notify the other party, where practicable and lawful to do so, before the announcement is made and must co-operate with the other party regarding the timing and content of such announcement or any action which the other party may reasonably elect to take to challenge the validity of such requirement.

(b)	The obligations under clause 15 do not apply to:

(i)	the extent that the proposed announcement or disclosure only substantially repeats some or all matters expressly contained in prior announcements or disclosures; or

(ii)	any announcement or disclosure by a party in connection with:

(A)	receipt of an actual Competing Proposal except to the extent that such announcement or disclosure could reasonably be deemed to be a solicitation of OreCorp Shareholders in connection with the Scheme; or

(B)	termination of this deed in accordance with its terms.

16.	CONFIDENTIALITY DEEDS

Each party acknowledges and agrees that:

(a)	it continues to be bound by the Confidentiality Deeds after the date of this deed; and

(b)	its rights and obligations under the Confidentiality Deeds survive termination of this deed.

17.	PAYMENTS

17.1	Manner of payments

Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made under this deed must be made in A$ by transfer of the relevant amount into the relevant account on or before the date on which the payment is due and in immediately available funds. The relevant account for a given payment is the account that the party due to receive the payment specifies, not less than 3 Business Days before the date on which payment is due, by giving notice to the party due to make the payment.

17.2	Default interest

If a party defaults in making any payment when due of any sum payable under this deed, it must pay interest on that sum from (and including) the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of 2% above the Reference Rate on that sum, which interest accrues from day to day and must be compounded monthly.

17.3	Withholding

All payments to be made by a party under, or in respect of any breach of, this deed or under the Scheme must be paid free and clear of all deductions and withholdings except as required by law. If a party is required by law to make a deduction or withholding in respect of any sum payable under, or in respect of any breach of, this deed, or under the Scheme, that party must, at the same time as the sum which is the subject of that deduction or withholding is payable, pay to the payee of that sum such additional amount as is required to ensure that the net amount received by the payee will equal the full amount which it would have received had no such deduction or withholding been required to be made.

18.	GST

18.1	Interpretation

Words and expressions that are defined in the GST Law have the same meaning when used in this clause 18. For the purposes of this clause 18, references to GST payable and input tax credit entitlements of any entity include GST payable by, and the input tax credit entitlements of, the representative member of the GST group of which the entity is a member.

18.2	Consideration exclusive of GST

Except as otherwise expressly provided in this deed, all amounts payable or consideration to be provided under or in connection with this deed are exclusive of GST (GST Exclusive Consideration).

18.3	Payment of GST

(a)	If GST is payable, or notionally payable, on any supply made under or in connection with this deed the recipient must pay to the party that has made or will make the supply (the Supplier), in addition to the GST Exclusive Consideration, an additional amount equal to the GST payable on that supply (the Additional Amount).

(b)	Subject to the prior receipt of a tax invoice under clause 18.4, the recipient must pay the Additional Amount without set-off, demand or deduction, at the same time and in the same manner as any GST Exclusive Consideration for that supply is required to be paid.

(c)	This clause does not apply to the extent that the consideration for the supply is expressly stated to include GST or the supply is subject to a reverse-charge.

18.4	Tax invoice

For any supply to which clause 18.3 applies, the Supplier must issue a tax invoice which complies with the GST Law.

18.5	Adjustment events

If any adjustment event occurs in respect of a supply to which clause 18.3 applies:

(a)	the Additional Amount paid or payable by the recipient must be recalculated, taking into account any previous adjustments under this clause 18.5, to reflect the occurrence of that adjustment event and the Supplier or the recipient, as the case requires, must pay to the other the amount required to reflect the recalculation of the Additional Amount; and

(b)	the Supplier must provide an adjustment note to the recipient within 14 Business Days of the Supplier becoming aware of the occurrence of that adjustment event.

18.6	Input tax credits

Notwithstanding any other provision of this deed, if an amount payable under or in connection with this deed is calculated by reference to any loss, damage, cost, expense, charges or other liability incurred or suffered by a party, then the amount payable must be reduced by the amount of any input tax credit to which that entity is entitled in respect of the acquisition of any supply to which the loss, damage, cost, expense, charge or other liability relates. If the reduced payment is consideration for a taxable supply, clause 18.3 will apply to the reduced payment.

19.	NOTICES

19.1	Manner of giving notice

Any notice or other communication to be given under this deed must be in writing (which includes email) and may be delivered or sent by post email to the party to be served as follows:

(a)	to Silvercorp at:

Address:	Silvercorp Metals Inc.
Suite 1750-1066 W. Hastings Street Vancouver, BC, Canada V6E 3X1
Email:
For the attention of:	Rui Feng;

(b)	to OreCorp at:

Address:	OreCorp Limited
Suite 22, Level 1, 514 Hay St Subiaco, WA, 6008, Australia
Email:
For the attention of:	Matthew Yates;

or at any such other address, or email address notified for this purpose to the other parties under this clause. Any notice or other communication sent by post must be sent by prepaid ordinary post (if the country of destination is the same as the country of origin) or by airmail (if the country of destination is not the same as the country of origin).

19.2	When notice given

Any notice or other communication is deemed to have been given:

(a)	if delivered, on the date of delivery; or

(b)	if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(c)	if sent by e-mail, the earlier of:

(i)	at the time of transmission unless the sender receives an automatic notification that the email has not been received (other than an out of office greeting for the named addressee) and it receives the notification before two hours after the time of transmission;

(ii)	the sender receiving a message from the intended recipient’s information system confirming delivery of the email; and

(iii)	when the email (including any attachment) becomes available to be read at the email address specified by the recipient in accordance with this deed,

but if the notice or other communication would otherwise be taken to be received after 5.00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9.00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

19.3	Proof of service

In proving service of a notice or other communication, it is sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid post or by prepaid airmail or that the e-mail was properly addressed and transmitted by the sender’s server into the network and there was no apparent error in the operation of the sender’s e-mail system, as the case may be.

19.4	Documents relating to legal proceedings

This clause 19 does not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this deed.

20.	GENERAL

20.1	Amendments

This deed may only be amended in writing and where such amendment is signed by all the parties.

20.2	Assignments

None of the rights or obligations of a party under this deed may be assigned or transferred without the prior written consent of the other party.

20.3	Consents and approvals

Except as otherwise expressly provided in this deed a party may give or withhold its consent to or approval of any matter referred to in this deed in its absolute discretion. A party that gives its consent to or approval of any matter referred to in this deed is not taken to have made any warranty or representation as to any matter or circumstance connected with the subject matter of that consent or approval.

20.4	Costs

Except as otherwise expressly provided in this deed, each party must pay the costs and expenses incurred by it in connection with entering into and performing its obligations under this deed, the Scheme and the Deed Poll.

20.5	Duty

Silvercorp is liable for and must pay all Duty on or relating to this deed, the Scheme and any transfer of the Scheme Shares.

20.6	Entire agreement

This deed contains the entire agreement between the parties relating to the Transaction and supersedes all previous agreements, whether oral or in writing, between the parties relating to the Transactions except for the Confidentiality Deeds.

20.7	Execution in counterparts

This deed may be executed in counterparts, which taken together must constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this deed by executing a counterpart.

20.8	Exercise and waiver of rights

The rights of each party under this deed:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided by this deed, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically,

and delay in exercising or non-exercise of any such right is not a waiver of that right.

20.9	Further assurance

Each party undertakes, at the request, cost and expense of the other party, to sign all documents and to do all other acts, which may be necessary to give full effect to this deed.

20.10	No reliance

Each party acknowledges that in agreeing to enter into this deed it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of the other party before the entering into of this deed. To the maximum extent permitted by law, each party waives all rights and remedies which, but for this clause 20.10 might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance including all rights and remedies under Part 7.10 of the Corporations Act, Part 2 Division 2 of the Australian Securities and Investments Act 2001(Cth), section 18, Schedule 2 (Australian Consumer Law) of the Competition and Consumer Act 2010 (Cth) or any corresponding or equivalent provision of any legislation having effect in any relevant jurisdiction.

20.11	Severability

The provisions contained in each clause of this deed are enforceable independently of each other clause of this deed and the validity and enforceability of any clause of this deed will not be affected by the invalidity or unenforceability of any other clause.

21.	GOVERNING LAW AND JURISDICTION

21.1	Governing law

This deed and any non-contractual obligations arising out of or in connection with it is governed by the law applying in Western Australia.

21.2	Jurisdiction

The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed (including a dispute relating to any non- contractual obligations arising out of or in connection with this deed) and each party irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.

21.3	Service of process

Without preventing any method of service allowed under any relevant law, Silvercorp:

(a)	irrevocably appoints Dabserv Corporate Services Pty Limited (ABN 73 001 824 111) as its process agent to receive any document in an action in connection with this deed, and agrees that any such deed may be served on Silvercorp by being delivered to or left for Silvercorp at the following address:

Dabserv Corporate Services Pty Limited (ABN 73 001 824 111)

Level 61

Governor Phillip Tower
1 Farrer Place

Sydney NSW 2000
Australia

(b)	agrees that failure by the specified process agent to notify Silvercorp of any document in an action in connection with this deed does not invalidate the action concerned.

If for any reason Dabserv Corporate Services Pty Limited (ABN 73 001 824 111) ceases to be able to act as process agent, Silvercorp agrees to appoint another person as its process agent in the place referred to in clause 21.3 and ensure that the replacement process agent accepts its appointment and confirms its appointment to OreCorp.

Silvercorp agrees that service of documents on its process agent is sufficient service on it.

THIS DEED has been executed by the parties or their duly authorised representatives on the date stated at the beginning of this deed.

SCHEDULE 1

ORECORP PRESCRIBED OCCURRENCES

1.	OreCorp converts all or any of its securities into a larger or smaller number of securities.

2.	Any member of the OreCorp Group resolves to reduce its share capital in any way or resolves to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares.

3.	Any member of the OreCorp Group enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under the Corporations Act.

4.	Any member of the OreCorp Group issues shares or securities convertible into shares or grants, vests or accelerates a performance right or an option or any other securities convertible into shares or similar right over its shares or agrees to make such an issue or grant, vesting or acceleration in relation to such an option, performance right, share, security or similar right (other than an issue of shares in OreCorp pursuant to the Placement or conversion of convertible securities or the exercise of options where the existence of those convertible securities or options has been disclosed to ASX before the date of this deed or as disclosed to Silvercorp in OreCorp Data Room Information).

5.	Any member of the OreCorp Group (other than a wholly-owned subsidiary of OreCorp) announces, declares or determines to pay any dividend or announces or makes any other distribution to its members.

6.	Any member of the OreCorp Group makes any change to its constitution or equivalent documents.

7.	Any member of the OreCorp Group disposes of, or agrees to dispose of, the whole, or a substantial part of its business or property.

8.	Any member of the OreCorp Group grants, or agrees to grant, an Encumbrance in respect of the whole, or a substantial part of, its business or property.

9.	Any member of the OreCorp Group incurs any financial indebtedness or issues any debt securities (including convertible notes or hybrid securities), other than in the ordinary course of business or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business.

10.	Any member of the OreCorp Group makes any loans, advances or capital contributions to, or investments in, any other person (other than to or in OreCorp or to another direct or indirect wholly owned Related Entity of OreCorp in the ordinary course of business or to Silvercorp), other than in the ordinary course of business.

11.	Any member of the OreCorp Group entering, varying or terminating any material contract, joint venture, partnership or other commitment which is material in the context of the business of the OreCorp Group as a whole, other than in the ordinary course of business.

12.	Any member of the OreCorp Group entering into or resolving to enter into a transaction with a related entity of OreCorp (as defined in the Corporations Act, but excluding transactions between members of the OreCorp Group).

13.	Any member of the OreCorp Group settling or compromising a material dispute.

14.	An Insolvency Event occurs in relation to a material member of the OreCorp Group.

15.	OreCorp ceases to be admitted to the official list of ASX or OreCorp Shares cease to be quoted by ASX.

16.	Any member of the OreCorp Group authorising, committing, announcing or agreeing to take any of the actions referred to preceding paragraphs.

SCHEDULE 2

SILVERCORP PRESCRIBED OCCURRENCES

1.	Silvercorp consolidating or splitting all or any of its authorised and issued securities into a larger or smaller number of securities.

2.	Silvercorp resolves to reduce its share capital in any way or resolves to reclassify, combine or split any of its share capital.

3.	Silvercorp announces, declares or determines to pay any special dividend other than in accordance with Silvercorp’s recent dividend history.

4.	Any member of the Silvercorp Group issues shares or securities convertible into shares or grants, vests or accelerates a performance right or an option or similar right over its shares or agrees to make such an issue or grant, vesting or acceleration in relation to such an option or similar right (other than in circumstances where no Silvercorp shareholder approval is required or in relation to an issue of shares in Silvercorp pursuant to the conversion of convertible securities or the exercise of performance rights, options or other similar rights where the existence of those convertible securities or performance rights, options or other similar rights has been disclosed to TSX before the date of this deed or as disclosed to OreCorp in the Silvercorp Data Room Information.

5.	Any member of the Silvercorp Group makes any change to its articles or equivalent documents.

6.	Any member of the Silvercorp Group disposes of, or agrees to dispose of, the whole, or a substantial part of the business or property of Silvercorp Group, taken as a whole.

7.	Any member of the Silvercorp Group grants, or agrees to grant, an Encumbrance in respect of the whole, or a substantial part of, its business or property other than in connection with an external financing.

8.	Any member of the Silvercorp Group entering into or resolving to enter into a transaction with a director, officer or employee of any member of the Silvercorp Group (or any entity controlled by any of them) or a shareholder holding more than 20% of Silvercorp (or any entity controlled by it) (but excluding transactions between members of the Silvercorp Group and ordinary course incentive arrangements with Silvercorp Group directors, officers and employees).

9.	An Insolvency Event occurs in relation to a material member of the Silvercorp Group.

10.	Silvercorp ceases to be admitted to the official list of TSX or NYSE or Silvercorp Shares cease to be quoted by TSX or NYSE.

11.	Any member of the Silvercorp Group authorising, committing, announcing or agreeing to take any of the actions referred to preceding paragraphs.

SCHEDULE 3

ORECORP WARRANTIES

1.	OreCorp and each member of the OreCorp Group is a corporation validly existing under the laws of its place of incorporation.

2.	OreCorp has the full capacity, corporate power and lawful authority to execute this deed and to perform its obligations under this deed and the Scheme, and has taken all necessary corporate action to authorise such execution and the performance of such obligations.

3.	OreCorp’s obligations under this deed are legal, valid and binding obligations enforceable subject to and in accordance with their terms.

4.	The execution and delivery by OreCorp of this deed and the performance of its obligations under this deed and the Scheme do not and will not conflict with or constitute a default or breach under any provision of:

(a)	any agreement or instrument to which OreCorp is a party;

(b)	the OreCorp Constitution; or

(c)	any law (including the FATA), order, judgment, award, injunction, decree, rule or regulation by which OreCorp is bound.

5.	OreCorp has filed with ASIC and ASX all documents required to be filed with ASIC or ASX (OreCorp Reporting Documents), has complied in all material aspects with its continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules and is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any information from public disclosure (other than the transactions contemplated by this deed).

6.	As at the date of this deed there are:

(a)	398,997,558 OreCorp Shares on issue;

(b)	3,725,257 OreCorp Options on issue; and

(c)	4,087,106 OreCorp Performance Rights on issue,

and there are no other shares, options or other securities (including equity securities, debt securities or convertible securities) or performance rights or other instruments which are convertible into securities in OreCorp nor has OreCorp offered or agreed to issue any such shares, options or other securities or performance rights or other instruments to any Third Party, other than pursuant to the Placement.

7.	Other than approval of OreCorp Shareholders in accordance with section 411(4)(b) of the Corporations Act, no approvals are required from OreCorp Shareholders, or from any shareholders of any member of the OreCorp Group, to execute, deliver or perform this deed.

8.	OreCorp has ceased to provide or make available any non-public information in relation to the OreCorp Group to a Third Party where such information was provided for the purpose of facilitating, or that may reasonably be expected to encourage or lead to, a Competing Proposal.

9.	As far as OreCorp is aware, the OreCorp Data Room Information has been collated with all reasonable care and skill and is accurate in all material respects and is not false, misleading or deceptive in a material respect (including by omission).

10.	The OreCorp Information contained in the Scheme Booklet:

(a)	will be prepared and included in the Scheme Booklet in good faith and on the understanding that Silvercorp and each other Silvercorp Indemnified Party will rely on that information for the purpose of preparing the Scheme Booklet and determining to proceed with the Transaction;

(b)	as at the date of the Scheme Booklet will not contain any statement which is materially false, misleading or deceptive in a material respect (with any statement of belief or opinion having been formed on a reasonable basis), including by way of omission from that statement.

(c)	will comply in all material respects with the requirements of the Corporations Act, RG 60, the ASX Listing Rules and any other applicable laws or regulations.

11.	All information provided by OreCorp to the Independent Expert and Investigating Accountant will be provided in good faith and on the understanding that the Independent Expert and Investigating Accountant will rely on that information for the purpose of preparing the Independent Expert’s Report and the Investigating Accountant’s Report (as applicable).

12.	No Insolvency Event has occurred in relation to OreCorp or any other member of OreCorp Group, nor, as far as OreCorp is aware, has any regulatory action of any nature been taken that would prevent or restrict its ability to fulfil its obligations under this deed or the Scheme.

13.	So far as OreCorp is aware, no event or circumstances has occurred since 31 December 2022, which if it had occurred after the date of this deed would have constituted a Material Adverse Change.

14.	As at the date of this deed, so far as OreCorp is aware, OreCorp and each member of the OreCorp Group has complied in all material respects with all material laws and regulations applicable to them and orders of Government Agencies having jurisdiction over them.

15.	Within the 3 years prior to the date of this deed, there has not been any citation, fine, or penalty imposed, asserted, or threatened against OreCorp under any foreign, federal, state, local, or other law or regulation relating to employment, immigration, occupational safety, zoning, or environmental matters, in each case which would have a material impact on the OreCorp Group and so far as OreCorp is aware there is no current circumstances likely to result in the imposition or assertion of such a citation, fine, or penalty.

16.	OreCorp is lawfully able to carry on its business as it is now being conducted, and is qualified to do business in every jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires such qualification and where such failure to so qualify would have a material adverse impact on the OreCorp Group.

17.	The OreCorp Group has, as at the date of this deed, all material licences, leases, permits and authorisations necessary for it to conduct the business of the OreCorp Group as conducted as at the date of this deed, and no member of the OreCorp Group:

(a)	is in material breach of, or default under, any such licence, lease, permit or authorisation as at the date of this deed; or

(b)	has received any notice in respect of the termination, revocation, variation or non-renewal of any such licence, lease, permit or authorisation.

18.	The financial information of OreCorp included in OreCorp’s half year report for the half year ended 31 December 2022 and full year report for the full year ended 30 June 2022, including the related notes, where applicable:

(a)	have been prepared in accordance with the requirements of the Corporations Act and any other applicable laws and in accordance with applicable accounting standards; and

(b)	give a true and fair view in all material respects of the consolidated financial position of the OreCorp Group and the consolidated results of operations and changes in cash flows and equity of the OreCorp Group as of the respective dates and for the periods to which those financial statements relate.

19.	As at the date of this deed, no member of the OreCorp Group has any material liabilities arising after 1 January 2023 required under applicable accounting standards to be reflected on the consolidated balance sheet of OreCorp, except for (i) liabilities and obligations that are specifically presented or disclosed in OreCorp’s half year report for the half year ended 31 December 2022, including the related notes; (ii) those incurred in the ordinary course of business since the date of OreCorp’s half year report for the half year ended 31 December 2022; and (iii) those incurred in connected with the execution of this deed.

20.	There are no current material actions, suits, arbitrations or legal or administrative proceedings against any member of the OreCorp Group and, as far as OreCorp is aware:

(a)	there are no (i) pending or threatened material claims, disputes or demands, or (ii) pending or threatened material actions, suits, arbitrations or legal or administrative proceedings, in each case against any member of the OreCorp Group; and

(b)	no member of the OreCorp Group is the specific subject of, or has received an unresolved written notice of, any material formal investigation by a Government Agency (not being an industry-wide investigation).

21.	So far as OreCorp is aware, OreCorp and its subsidiaries do not have any material deficiency in and have not received written notice of termination of title to their material real property interests that would not permit the operation of the OreCorp Group’s business as operated as at the date of this deed in all material respects.

22.	All issued and allotted share capital of each member of the OreCorp Group that is registered in Tanzania or Mauritius has been properly allotted and issued, is fully paid, or credited as fully paid, and has been issued and/or transferred in compliance with the provisions of each of their respective constitutional documents (as applicable) and all applicable laws.

23.	None of the members of the OreCorp Group that are registered in Tanzania or Mauritius have issued share capital that is affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of an Encumbrance affecting any of the share capital or any future shares in the capital of those members of the OreCorp Group that are registered in Tanzania or Mauritius.

24.	There are no borrowings by any of the members of the OreCorp Group that are registered in Tanzania or Mauritius from any third party.

25.	Other than any Authorisation contemplated by the Conditions, there is no Authorisation required from any Government Agency as a result of, and no pre-emptive rights (or similar rights) are triggered by, the entry into this deed or the implementation of the Scheme.

26.	All contracts, agreements and arrangements in existence as at the date of this deed that could reasonably be considered material to the OreCorp Group as a whole (OreCorp Material Contracts) have been disclosed in the OreCorp Data Room Information and the copies of all OreCorp Material Contracts included in the OreCorp Data Room Information are, so far as OreCorp is aware, in all material respects current, accurate and complete (when considered with any and all amendments, variations, supplements, addendums, annexures, appendices, extensions and/or renewals in respect of such OreCorp Material Contracts that are also included in the OreCorp Data Room Information).

27.	So far as OreCorp is aware, no member of the OreCorp Group has received or given any notice in respect of any actual, alleged or potential material breach of any OreCorp Material Contract.

28.	So far as OreCorp is aware, as at the date of this deed, no party to any OreCorp Material Contract has given any notice terminating or intending to terminate any OreCorp Material Contract.

29.	So far as OreCorp is aware, no member of the OreCorp Group is in material default under any OreCorp Material Contract binding on it.

30.	No member of the OreCorp Group has entered into, or agreed to enter into, a transaction which requires, or would require, the approval of OreCorp Shareholders under ASX Listing Rule 10.1 where OreCorp has not obtained such approval.

31.	So far as OreCorp is aware:

(a)	the OreCorp Group maintains insurance in such amounts and against accident, physical loss or damage, third party liability (including general liability) and all other normal risks incidental to the operation of the business of the OreCorp Group as required by law or as is otherwise reasonably required and can be obtained on reasonable commercial terms for a group with activities of the nature of that undertaken by the OreCorp Group;

(b)	each material policy of insurance is currently in full force and effect and all applicable premiums that are due and payable have been paid;

(c)	the OreCorp Group has not received any current written notice that it is not in compliance with the current insurance policies covering the OreCorp Group;

(d)	as of the date of this document, no written notice of cancellation, termination or revocation of a policy of insurance has been received by a member of the OreCorp Group that remains outstanding; and

(e)	so far as OreCorp is aware, nothing has been done, or failed to be done, which would make any OreCorp Group insurance policy void or voidable or would permit an insurer to cancel any OreCorp Group insurance policy or refuse or reduce a claim or materially increase the premiums payable under any OreCorp Group insurance policy.

32.	So far as OreCorp is aware, no member of the OreCorp Group:

(a)	is currently the subject of a Tax audit or examination or other administrative or judicial proceeding arising therefrom, and to OreCorp’s knowledge, no such audit, examination or proceeding is threatened or contemplated, or

(b)	has received from any Taxing Authority any written notice of a proposed adjustment, deficiency or underpayment of Taxes which has not been satisfied by payment or been withdrawn that would reasonably be likely to give rise to any Material Adverse Effect on the overall Target Group business or financial position, and all Tax Returns required to be filed by any member of the Target Group, have been timely filed and all Taxes shown as due and payable on such Tax Returns, and all amounts of Taxes required to have been paid by the relevant member of the Target Group have been paid or appropriate reserves have been recorded in the financial statements of Target.

33.	No Tax is payable to any Taxing Authority in connection with the acquisition of tenements by members of the OreCorp Group from Barrick Gold Corporation and any deemed change of control triggered by that transaction.

34.	The relevant OreCorp Shares held by each Scheme Participant are not, and until (and including) the Implementation Date will not be, indirect Australian real property interests within the meaning of Division 855 of the Tax Act for the Scheme Participant.

35.	Any obligation on a member of the OreCorp Group under any Tax Law to withhold amounts at source on account of Tax has been complied with in all material respects. All amounts required by any Tax Law to be deducted by or on behalf of member of the OreCorp Group from the salary or wages of employees or from any other amount (including amounts referred to in Division 11A of Part III of the Tax Act) have been duly deducted and, where appropriate, duly paid to the relevant Government Agency in accordance with the relevant Tax Law and by the relevant due date.

36.	No member of the OreCorp Group nor any director of any member of the OreCorp Group so far as OreCorp is aware, any officer, agent, employee or other person or entity that provides services for or acts for or on behalf of a member of the OreCorp Group has at any time, either directly or indirectly:

(a)	offered, promised, provided, or authorised the provision of any money, property, contribution, gift, entertainment or other thing of value to any Official in the exercise of his or her duties (including acts that may fall outside an Official’s official duties) to influence official action or secure an improper advantage (including to obtain or retain business or a financial or business advantage (including a future business advantage)); nor;

(b)	violated any Anti-Corruption Laws applicable to a member of the OreCorp Group.

37.	No member of the OreCorp Group has received any notice, subpoena, demand or other communication (whether oral or written) from a Government Agency within the 12 months prior to the date of this document alleging that a member of the OreCorp Group has:

(a)	been investigated (or is being investigated) in connection with any Anti-Corruption Law applicable to a member of the OreCorp Group; or

(b)	been suspected in any jurisdiction of having engaged in any conduct with respect to matters which would constitute an actual, alleged, possible or potential breach of, or failure to comply with any Anti-Corruption Law applicable to a member of the OreCorp Group.

38.	No member of the OreCorp Group has any residual liability in respect of Solstice Minerals Limited or its related bodies corporate prior to the date of the demerger of Solstice Minerals Limited or in respect of the demerger of Solstice Minerals Limited.

SCHEDULE 4

SILVERCORP WARRANTIES

1.	Silvercorp is a corporation validly existing under the laws of its place of incorporation.

2.	Silvercorp has the full capacity, corporate power and lawful authority to execute and deliver and to perform its obligations under this deed and the Deed Poll, and has taken all necessary corporate action to authorise such execution and delivery and the performance of such obligations.

3.	The obligations of Silvercorp under this deed are, and the obligations of Silvercorp under the Deed Poll will, on execution of the Deed Poll be, legal, valid and binding obligations enforceable subject to and in accordance with their terms.

4.	The execution and delivery by Silvercorp of this deed and the execution and delivery by Silvercorp of the Deed Poll do not and will not conflict with or constitute a default or breach under any provision of:

(a)	any agreement or instrument to which Silvercorp is a party;

(b)	the Silvercorp Articles or equivalent documents of Silvercorp; or

(c)	any law (including the FATA), order, judgment, award, injunction, decree, rule or regulation by which Silvercorp is bound.

5.	Silvercorp has filed with TSX and NYSE all documents required to be filed with TSX and NYSE (Silvercorp Reporting Documents), has complied in all material aspects with its disclosure obligations under applicable legislation and Relevant Exchange rules.

6.	As at the date of this deed there are:

(a)	176,816,488 Silvercorp Shares on issue;

(b)	1,421,668 options over Silvercorp Shares on issue; and

(c)	2,919,809 restricted stock units on issue,

and there are no other shares, options or other securities (including equity securities, debt securities or convertible securities) or performance rights or other instruments which are convertible into securities in Silvercorp nor has Silvercorp offered or agreed to issue any such shares, options or other securities or performance rights or other instruments to any Third Party.

7.	No approvals are required from Silvercorp Shareholders, or from any shareholders of any member of the Silvercorp Group, to execute, deliver or perform this deed or the Deed Poll, including the issue of Scrip Consideration to relevant Scheme Shareholders.

8.	No member of the Silvercorp Group has any Voting Power in, or any right to acquire, any OreCorp Shares, and no member of the Silvercorp Group have entered into any agreement, arrangement or understanding that confers rights or interests the economic effect of which is equivalent or substantially equivalent to holding, acquiring or disposing of OreCorp Shares or any member of the OreCorp Group or of any assets of the OreCorp Group or any of its Related Entities, other than pursuant to the Placement.

9.	No member of the Silvercorp Group, nor any Associates of the Silvercorp Group has any agreement, arrangement or understanding with any OreCorp Shareholder under which that OreCorp Shareholder

(or an Associate of that OreCorp Shareholder) would be entitled to receive any collateral benefit in relation to the Scheme, or under which the OreCorp Shareholder has agreed to vote in favour of the Scheme (or against any Competing Proposal).

10.	Silvercorp will have as at 8.00am on the Implementation Date immediately available on an unconditional basis the necessary cash resources to meet in full its obligations under the Deed Poll to pay the Cash Consideration.

11.	The New Silvercorp Shares will be duly authorised and validly issued, without Silvercorp Shareholder approval, and will be fully paid and free of all Encumbrances and third party rights and rank equally with all other Silvercorp Shares then on issue (including to receive any dividends or distribution of capital paid and any other entitlements accruing in respect of Silvercorp Shares after the Implementation Date).

12.	As far as Silvercorp is aware, the Silvercorp Data Room Information has been collated with all reasonable care and skill and is accurate in all material respects and is not false, misleading or deceptive in a material respect (including by omission).

13.	The Silvercorp Information contained in the Scheme Booklet:

(a)	will be prepared and included in the Scheme Booklet in good faith and on the understanding that OreCorp and each other OreCorp Indemnified Party will rely on that information for the purpose of preparing the Scheme Booklet and determining to proceed with the Transaction;

(b)	as at the date of the Scheme Booklet will not contain any statement which is materially false, misleading or deceptive in a material respect (with any statement of belief or opinion having been formed on a reasonable basis), including by way of omission from that statement; and

(c)	will comply in all material respects with the requirements of the Corporations Act, RG 60, the ASX Listing Rules and any other applicable laws or regulations.

14.	All information provided by Silvercorp to the Independent Expert and Investigating Accountant will be provided in good faith and on the understanding that the Independent Expert and Investigating Accountant will rely on that information for the purpose of preparing the Independent Expert’s Report and the Investigating Accountant’s Report (as applicable).

15.	As at the date of this deed, so far as Silvercorp is aware, Silvercorp and each member of the Silvercorp Group has complied in all material respects with all material laws and regulations applicable to them and orders of Government Agencies having jurisdiction over them.

16.	The Silvercorp Group has, as at the date of this deed, all material licences, leases, permits and authorisations necessary for it to conduct the business of the Silvercorp Group as conducted as at the date of this deed, and no member of the Silvercorp Group:

(a)	is in material breach of, or default under, any material licence, lease, permit, land use right certificate or authorisation as at the date of this deed; or

(b)	has received any notice in respect of the termination, revocation, variation or non-renewal of any material licence, lease, permit, land use right certificate or authorisation.

17.	Silvercorp is not a ‘foreign government investor’ for the purposes of the FATA.

18.	So far as Silvercorp is aware the Silvercorp Group maintains insurance in such amounts and against accident, physical loss or damage, third party liability (including general liability) and all other normal risks incidental to the operation of the business of the Silvercorp Group as required by law or as is otherwise reasonably required and can be obtained on reasonable commercial terms for a group with activities of the nature of that undertaken by the Silvercorp Group.

19.	No member of the Silvercorp Group nor any director of any member of the Silvercorp Group so far as Silvercorp is aware, any officer, agent, employee or other person or entity that provides services for or acts for or on behalf of a member of the Silvercorp Group has at any time, either directly or indirectly:

(a)	offered, promised, provided, or authorised the provision of any money, property, contribution, gift, entertainment or other thing of value to any Official in the exercise of his or her duties (including acts that may fall outside an Official’s official duties) to influence official action or secure an improper advantage (including to obtain or retain business or a financial or business advantage (including a future business advantage); nor;

(b)	violated any Anti-Corruption Laws applicable to a member of the Silvercorp Group.

20.	No member of the Silvercorp Group has received any notice, subpoena, demand or other communication (whether oral or written) from a Government Agency within the 12 months prior to the date of this document alleging that a member of the Silvercorp Group has:

(a)	been investigated (or is being investigated) in connection with any Anti-Corruption Law applicable to a member of the Silvercorp Group; or

(b)	been suspected in any jurisdiction of having engaged in any conduct with respect to matters which would constitute an actual, alleged, possible or potential breach of, or failure to comply with any Anti-Corruption Law applicable to a member of the Silvercorp Group.

SCHEDULE 5

ORECORP OPTIONS

Option issue date	Number of options	Expiry date	Exercise price
25 November 2020	2,575,257	25 November 2024	A$0.9906
25 November 2020	1,150,000	25 November 2024	A$0.9006

ORECORP PERFORMANCE RIGHTS

Performance rights expiry date	Number of performance rights
22 November 2026	1,562,106
26 August 2027	2,525,000

SCHEDULE 6

TIMETABLE

Event	Date
First draft of Scheme Booklet circulated	Mid-late August 2023
Scheme Booklet provided to ASIC for review	Mid-late September 2023
First Court Date	Early-mid October 2023
Scheme Booklet sent to OreCorp Shareholders	Early-mid October 2023
Scheme Meeting	Mid November 2023
Second Court Date	Mid November 2023
Effective Date	End of November/Early December 2023
Record Date	End of November/Early December 2023
Implementation Date	End of November/Early December 2023

EXECUTION PAGE

EXECUTED AS A DEED by OreCorp Limited ABN 24 147 917 299 in accordance with section 127 of the Corporations Act 2001 (Cth):	) ) )

(signed) “Matthew Giles Yates”		(signed) “Hendrik Jacob Diederichs”
Signature of director		Signature of director/company secretary

Matthew Giles Yates		Hendrik Jacob Diederichs
Name of director		Name of director/company secretary

EXECUTED AS A DEED by Silvercorp Metals Inc. BN 131033920 in accordance with its articles and in the presence of:	) ) )

(signed) “Rui Feng”
Signature of officer

Rui Feng
Name of officer and authorisation

ANNEX 1

SCHEME

SCHEME OF ARRANGEMENT

DATED________________2023

ORECORP LIMITED

AND

SCHEME SHAREHOLDERS

THIS SCHEME OF ARRANGEMENT UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH) is made on_______________2023

BETWEEN:

(1)	ORECORP LIMITED ABN 24 147 917 299 of Suite 22, Level 1, 513 Hay Street, Subiaco, Western Australia, 6008 (OreCorp); and

(2)	Each person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date (each a Scheme Shareholder and, together, the Scheme Shareholders).

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this document:

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited or the market operated by it, as the context requires;

ASX Listing Rules means the official listing rules of ASX, modified to the extent of any express written waiver by ASX;

ASX Settlement means ASX Settlement Pty Limited ACN 49 008 504 532 as the holder of a licence to operate a clearing and settlement facility;

ASX Quotation means the admission of Silvercorp to the official list of ASX and the New Silvercorp CDIs being approved for official quotation on ASX;

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open in Perth, Western Australia and Vancouver, Canada for normal business;

Cash Consideration means A$0.15 for each Scheme Share;

CDI Elected Shareholder means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) who has made a CDI Election;

CDI Election means a valid election for New Silvercorp CDIs made by a Scheme Shareholder (other than an Ineligible Foreign Shareholder) pursuant to the terms of the Scheme;

CDI Election Form means the form accompanying the Scheme Booklet pursuant to which Scheme Shareholders (other than Ineligible Shareholders) may elect to receive their Scrip Consideration in the form of New Silvercorp CDIs;

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement;

Control has the meaning given in section 50AA of the Corporations Act;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Federal Court of Australia or such other court of competent jurisdiction under the Corporations Act as the parties agree in writing;

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Deed Poll means the deed poll executed by Silvercorp substantially in the form of Annex 2 of the Scheme Implementation Deed or in such other form as the parties agree in writing;

Depositary means CHESS Depositary Nominees Pty Limited (ACN 071 346 506);

Effective, when used in relation to the Scheme, means the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme;

Effective Date means the date the Scheme becomes Effective;

Encumbrance means any security interest (within the meaning of section 51A of the Corporations Act) and any option, right to acquire, right of pre-emption, assignment by way of security, trust arrangement for the purpose of providing security, retention arrangement or other security interest of any kind, and any agreement to create any of the foregoing;

End Date means the date that is 8 months after the date of the Scheme Implementation Deed, or such other date as the parties agree in writing;

Excluded Shares means any Scheme Share held by any member of the Silvercorp Group, or any other person on behalf of or for the benefit of any member of the Silvercorp Group;

FCC means the Tanzanian Fair Competition Commission;

FIRB means the Australian Foreign Investment Review Board;

Government Agency means any foreign or Australian government, any department, officer or minister of any government and any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial agency, authority, board, commission, tribunal or entity, and includes any Relevant Exchange, ASIC, the Takeovers Panel, FIRB, FCC, the Australian Taxation Office, the Business Registrations and Licencing Agency of Tanzania and any state or territory revenue offices;

Immediately Available Funds means cash, bank cheque or telegraphic or other electronic means of transfer or cleared funds into a bank account;

Implementation Date means the date which is 5 Business Days after the Record Date, or such other date after the Record Date as the parties agree in writing;

Ineligible Foreign Shareholder means a Scheme Shareholder whose address, as shown on the Register as at the Record Date, is a place outside:

(a)	Australia and its external territories;

(b)	New Zealand;

(c)	the United Kingdom;

(d)	Canada; and

(e)	such other jurisdiction as agreed by the parties,

unless Silvercorp (in consultation with OreCorp) determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with New Silvercorp Shares or New Silvercorp CDIs (as applicable) on implementation of the Scheme;

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Ineligible Shareholder means an Ineligible Foreign Shareholder or an Unmarketable Parcel Shareholder;

New Silvercorp CDI means a Silvercorp CDI to be issued to CDI Elected Shareholders under the Scheme (if any);

New Silvercorp Share means a Silvercorp Share to be issued under the Scheme to Scheme Shareholders other than CDI Elected Shareholders as Scrip Consideration;

Nominee Parcel has the meaning given in clause 6.2(e);

NYSE means the NYSE American stock exchange;

OreCorp Constitution means the constitution of OreCorp;

OreCorp Share means a fully paid ordinary share in the issued share capital of OreCorp;

OreCorp Shareholder means a person who is registered in the Register as the holder of one or more OreCorp Shares from time to time;

Record Date means 7.00pm on the date which is 2 Business Days after the Effective Date or any other date as the parties agree in writing;

Register means the register of OreCorp Shares maintained by Automic Pty Ltd on behalf of OreCorp;

Registry means Automic Pty Ltd or such other person nominated by OreCorp to maintain the Register;

Related Entity means:

(a)	in respect of Silvercorp, an entity that:

(i)	Controls Silvercorp;

(ii)	is under the Control of Silvercorp; or

(iii)	is under the Control of another entity that also Controls Silvercorp,

but does not, for the avoidance of doubt, include New Pacific Metals Corp. or Tincorp Metals Inc.; and

(b)	in respect of OreCorp, an entity that is under the Control of OreCorp;

Relevant Exchange means, in the case of:

(a)	OreCorp, ASX; and

(b)	Silvercorp, TSX and NYSE (and in respect of the ASX Quotation, ASX);

Sale Agent means a person appointed by Silvercorp, in consultation with OreCorp, to sell the Sale Shares under clause 6.5;

Sale Proceeds means the gross proceeds of sale of the Sale Shares under clause 6.5(a), less any applicable taxes and charges incurred by Silvercorp or the Sale Agent in connection with the sale of the Sale Shares under clause 6.5(a);

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Sale Shares means the New Silvercorp Shares to which Ineligible Foreign Shareholders and Unmarketable Parcel Shareholders would have been entitled under the Scheme but for the operation of clause 6.5(a);

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act under which all of the Scheme Shares will be transferred to Silvercorp and the Scheme Shareholders will be entitled to receive the Scheme Consideration, subject to any amendments or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act to the extent they are approved in writing by the parties in accordance with clause 11.3 of the Scheme;

Scheme Booklet means the explanatory memorandum to be approved by the Court and sent to OreCorp Shareholders in advance of the Scheme Meeting;

Scheme Consideration means the consideration payable by Silvercorp for the transfer of each Scheme Share held by a Scheme Shareholder, being the Cash Consideration and the Scrip Consideration;

Scheme Implementation Deed means the scheme implementation deed dated [●] 2023 between Silvercorp and OreCorp under which, amongst other things, OreCorp has agreed to propose the Scheme to OreCorp Shareholders and each of Silvercorp and OreCorp have agreed to take certain steps to give effect to the Scheme, a copy of which was released to ASX on [●] 2023;

Scheme Meeting means the meeting of OreCorp Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme;

Scheme Shareholder means a person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date;

Scheme Share Transfer means, for each Scheme Shareholder, a duly completed and executed instrument of transfer in respect of the Scheme Shares held by the Scheme Shareholder for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares;

Scheme Shares means all of the OreCorp Shares on issue at 7.00pm on the Record Date other than Excluded Shares;

Scrip Consideration means, in respect of each Scheme Shareholder:

(a)	where clause 2.4 of the Scheme Implementation Deed does not apply, 0.0967 New Silvercorp Shares for each Scheme Share held; or

(b)	where clause 2.4 of the Scheme Implementation Deed applies and:

(i) where that Scheme Shareholder is not a CDI Elected Shareholder, 0.0967 New Silvercorp Shares for each Scheme Share held; and

(ii) where that Scheme Shareholder is a CDI Elected Shareholder, 0.0967 New Silvercorp CDIs for each Scheme Share;

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard;

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Silvercorp means Silvercorp Metals Inc. a company incorporated in British Columbia with Business Number 131033920 of Suite 1750-1066, W. Hastings Street, Vancouver, British Columbia, Canada V6E 3X1;

Silvercorp Articles means the articles of Silvercorp;

Silvercorp CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a Silvercorp Share (in the form of a CHESS Depositary Interest) registered in the name of the Depositary;

Silvercorp Group means Silvercorp and its Related Entities;

Silvercorp Register means the register of holders of Silvercorp Shares maintained by or on behalf of Silvercorp;

Silvercorp Share means a fully paid common share in Silvercorp;

TSX means the Toronto Stock Exchange; and

Unmarketable Parcel Shareholder means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) who, based on their holding of OreCorp Shares on the Record Date would, on implementation of the Scheme, be entitled to receive less than a marketable parcel (as that term is defined in the ASX Listing Rules) of New Silvercorp Shares or New Silvercorp CDIs (assessed by reference to the price of Silvercorp Shares on the TSX at the close of trading on the trading day prior to the Record Date) as Scrip Consideration.

1.2	Things required to be done other than on a Business Day

Unless otherwise indicated, if the day on which any act, matter or thing is to be done under this document is a day other than a Business Day, that act, matter or thing must be done on or by the next Business Day.

1.3	Other rules of interpretation

In this document:

(a)	any reference, express or implied, to any legislation in any jurisdiction includes:

(i)	that legislation as amended, extended or applied by or under any other legislation made before or after the date of this document;

(ii)	any legislation which that legislation re-enacts with or without modification; and

(iii)	any subordinate legislation made before or after the date of this document under that legislation, including (where applicable) that legislation as amended, extended or applied as described in subclause 1.3(a)(i), or under any legislation which it re-enacts as described in subclause 1.3(a)(ii);

(b)	references to persons or entities include natural persons, bodies corporate, partnerships, trusts and unincorporated associations of persons;

(c)	references to an individual or a natural person include his estate and personal representatives;

(d)	the schedules and annexes form part of this document and, unless otherwise indicated, a reference to a clause, subclause, schedule or annex is a reference to a clause, subclause, schedule or annex of or to this document;

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(e)	references to a party to this document include the successors or assigns (immediate or otherwise) of that party;

(f)	a reference to any time is, unless otherwise indicated, a reference to that time in Perth, Western Australia;

(g)	a reference to A$ or dollars is to Australian currency;

(h)	singular words include the plural and vice versa;

(i)	a word of any gender includes the corresponding words of any other gender;

(j)	if a word or phrase is defined, other grammatical forms of that word have a corresponding meaning;

(k)	general words must not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words; and

(l)	the headings do not affect interpretation.

2.	PRELIMINARY

2.1	OreCorp

(a)	OreCorp is:

(i)	a public company limited by shares;

(ii)	incorporated in Australia and registered in Western Australia; and

(iii)	admitted to the official list of the ASX and OreCorp Shares are quoted on the ASX.

(b)	As at 4 August 2023, OreCorp had on issue:

(i)	398,997,558 OreCorp Shares;

(ii)	3,725,257 options to subscribe for new OreCorp Shares; and

(iii)	4,087,106 performance rights (being entitlements granted by OreCorp for the holder to be allocated an OreCorp Share subject to the satisfaction of any applicable vesting conditions on issue).

2.2	Silvercorp

(a)	Silvercorp is:

(i)	a company incorporated in British Columbia, Canada; and

(ii)	its common shares are listed and posted for trading on the TSX and NYSE.

2.3	Scheme Implementation Deed and Deed Poll

(a)	Silvercorp and OreCorp have entered into the Scheme Implementation Deed to implement the terms of the Scheme.

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(b)	OreCorp has agreed in the Scheme Implementation Deed to propose a scheme of arrangement between OreCorp and the holders of Scheme Shares, the effect of which will be that all Scheme Shares will be transferred to Silvercorp and Silvercorp will provide or procure the provision of the Scheme Consideration to Scheme Shareholders.

(c)	The Scheme attributes actions to Silvercorp but does not itself impose an obligation on Silvercorp to perform those actions. Silvercorp has executed the Deed Poll under which it has covenanted in favour of Scheme Shareholders to perform its obligations under the Scheme, including the provision of Scheme Consideration to the Scheme Shareholders.

2.4	Nomination of acquirer wholly-owned subsidiary

Within 5 Business Days after the date on which the first draft of the Scheme Booklet is provided to Silvercorp in accordance with the Scheme Implementation Deed, Silvercorp may nominate any wholly-owned subsidiary of Silvercorp (Silvercorp Nominee) to acquire Scheme Shares under the Scheme by providing a written notice which sets out the details of the Silvercorp Nominee to OreCorp. If Silvercorp decides to nominate the Silvercorp Nominee to acquire the Scheme Shares then:

(a)	references in this Scheme to Silvercorp acquiring the Scheme Shares under the Scheme are to be read as references to the Silvercorp Nominee doing so;

(b)	Silvercorp must procure that the Silvercorp Nominee complies with all of the relevant obligations of Silvercorp under the Scheme; and

(c)	any such nomination will not relieve Silvercorp of its obligations under this Scheme, including the obligation to provide (or procure the provision of) the Scheme Consideration in accordance with the terms of this Scheme provided that Silvercorp will not be in breach of this Scheme for failing to perform an obligation of Silvercorp if that obligation is fully discharged by the Silvercorp Nominee.

3.	CONDITIONS PRECEDENT

3.1	Conditions precedent to the Scheme

The Scheme is conditional on and will not come into effect unless and until each of the following conditions precedent is satisfied:

(a)	as at 8.00am on the Second Court Date, the Scheme Implementation Deed and Deed Poll not having been terminated in accordance with their respective terms;

(b)	all of the conditions set out in clause 3.1 of the Scheme Implementation Deed (other than the condition relating to the Court having approved the Scheme in accordance with section 411(4)(b) of the Corporations Act set out in clause 3.1(a) of the Scheme Implementation Deed) have been satisfied or waived in accordance with the terms of the Scheme Implementation Deed;

(c)	the Court approves the Scheme pursuant to section 411(4)(b) of the Corporations Act, with or without modification and, if applicable, OreCorp and Silvercorp having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act; and

(d)	the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Scheme.

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3.2	Conditions precedent and operation of clause 5 of the Scheme

The satisfaction of each condition set out in clause 3.1 of the Scheme is a condition precedent to the operation of clause 5 of the Scheme.

3.3	Confirmations in relation to conditions

(a)	On the Second Court Date, each of OreCorp and Silvercorp must provide to the Court a certificate, or such other evidence as the Court requests, confirming (in respect of the matters within their knowledge) whether or not the conditions set out in clause 3.1 of the Scheme (other than the conditions set out in clauses 3.1(c) and (d)) have been satisfied or waived as at 8.00am on the Second Court Date.

(b)	Unless the Court requires otherwise, the certificates provided by OreCorp and Silvercorp under this clause 3.3 will constitute conclusive evidence as to whether or not those conditions referred to in clause 3.1 of the Scheme (other than the conditions set out in clauses 3.1(c) and (d)) have been satisfied or waived as at 8.00am on the Second Court Date.

4.	THE SCHEME

4.1	Effect of the Scheme

If the Scheme becomes Effective then:

(a)	all of the Scheme Shares (together with all rights and entitlements attaching to them as at the Implementation Date) will be transferred to Silvercorp without the need for any further act by any Scheme Shareholder (other than acts performed by OreCorp as attorney and agent for Scheme Shareholders under clause 11.1) and OreCorp will enter Silvercorp’s name in the Register as the holder of the Scheme Shares;

(b)	the transfer of Scheme Shares will be taken to be effective on the Implementation Date;

(c)	in consideration for the transfer of each of the Scheme Shares to Silvercorp, each Scheme Shareholder will be entitled to receive the Scheme Consideration in respect of each Scheme Share registered in the name of that Scheme Shareholder as at the Record Date; and

(d)	Silvercorp will provide the Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Scheme.

4.2	Acknowledgment and agreement by Scheme Shareholders

(a)	Each Scheme Shareholder irrevocably:

(i)	acknowledges that the Scheme binds OreCorp and all Scheme Shareholders (including those Scheme Shareholders who do not attend the Scheme Meeting or do not vote at, or vote against the Scheme, at the Scheme Meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the OreCorp Constitution; and

(ii)	agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, to Silvercorp in accordance with the Scheme.

(b)	Each Scheme Shareholder also provides the authorities and acknowledgements in clause 11.2 (to the extent applicable).

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4.3	Effective Date

Subject to clause 4.4, the Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

4.4	End Date

The Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed or Deed Poll is terminated in accordance with its respective terms before 8.00am on the Second Court Date.

5.	IMPLEMENTATION OF THE SCHEME

5.1	Lodgement of orders

If the conditions set out in clause 3.1 of the Scheme (other than the condition in clause 3.1(d) of the Scheme) are satisfied, OreCorp must lodge with ASIC, in accordance with section 411(10) of the Corporations Act, an office copy of the Court orders made under section 411(4)(b) of the Corporations Act approving the Scheme as soon as practicable after such orders are made and, in any event, by 12.00pm on the first Business Day after the day on which the Court approves the Scheme or such later time as OreCorp and Silvercorp may agree in writing.

5.2	Transfer and registration of Scheme Shares

On the Implementation Date, subject to the provision of the Scheme Consideration for the Scheme Shares in accordance with clause 6 of the Scheme and Silvercorp having provided OreCorp with written confirmation of the provision of Scheme Consideration:

(a)	all Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to Silvercorp, without the need for any further act by any Scheme Shareholder (other than the acts performed by OreCorp as attorney and agent for Scheme Shareholders), by:

(i)	OreCorp delivering to Silvercorp duly completed and executed Scheme Share Transfer executed on behalf of the Scheme Shareholders by OreCorp, for registration;

(ii)	Silvercorp duly executing the Scheme Share Transfer and delivering the Scheme Share Transfer to OreCorp for registration; and

(b)	as soon as practicable after receipt of the duly executed Scheme Share Transfer OreCorp will procure that Silvercorp’s name is entered in the Register in respect of all of the Scheme Shares transferred to Silvercorp in accordance with the terms of the Scheme.

5.3	Entitlement to Scheme Consideration

On the Implementation Date, in consideration for the transfer to Silvercorp of the Scheme Shares, each Scheme Shareholder will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares in accordance with clause 6 of the Scheme.

5.4	Beneficial entitlement to Scheme Shares

Subject to provision of the Scheme Consideration in accordance with clause 6 of the Scheme, on and from the Implementation Date, Silvercorp will be beneficially entitled to the Scheme Shares

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transferred to it under the Scheme pending the entry of Silvercorp’s name in the Register as the holder of the Scheme Shares.

5.5	Transfer free from Encumbrances

To the extent permitted by law, all Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to Silvercorp under this Scheme will, at the date of the transfer of them to Silvercorp, vest in Silvercorp free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Scheme.

6.	SCHEME CONSIDERATION

6.1	Provision of Scheme Consideration

(a)	Subject to the Scheme becoming Effective, in consideration of the transfer to Silvercorp of each Scheme Share held by a Scheme Shareholder, on the Implementation Date Silvercorp will provide the Scheme Consideration to each Scheme Shareholder for each Scheme Share held by it. The obligation of Silvercorp to provide or procure the provision of the Scheme Consideration to Scheme Shareholders will be satisfied as follows:

(i)	in respect of the Cash Consideration:

(A)	no later than 5.00pm on the Business Day before the Implementation Date, Silvercorp will deposit or procure the deposit, in Immediately Available Funds into an account established by or on behalf of OreCorp, the A$ amount equal to the Cash Consideration multiplied by the number of Scheme Shares, to be held on trust for Scheme Shareholders and for the purpose of paying the Cash Consideration to the Scheme Shareholders in accordance with the Scheme. Any interest earned on the amount deposited by Silvercorp will be for the account of Silvercorp;

(B)	on the Implementation Date, and subject to the receipt of the aggregate amount of Cash Consideration, OreCorp will pay to each Scheme Shareholder from the account referred to in subclause 6.1(a)(i)(A) the Cash Consideration in respect of each Scheme Share registered in the name of that Scheme Shareholder as at the Record Date; and

(C)	the payment referred to in subclause 6.1(a)(i)(B) will be satisfied by OreCorp (acting in its absolute discretion and notwithstanding any election or authority referred to in paragraphs I or II below):

I.	paying or procuring the payment of, the relevant amount in Australian currency by electronic transfer to a bank account nominated by the Scheme Shareholder, where the Scheme Shareholder has made a valid election prior to the Record Date in accordance with the requirements of the Registry to receive dividend payments from OreCorp into that bank account; or

II.	paying or procuring the payment of, the relevant amount in Australian currency by electronic transfer to a bank account nominated by the Scheme Shareholder by an appropriate authority received from the Scheme Shareholder to OreCorp; or

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III.	sending or procuring the despatch to each Scheme Shareholder by prepaid post to the address of the Scheme Shareholder recorded in the Register as at the Record Date of a pre-printed cheque for the aggregate amount of Cash Consideration due to that Scheme Shareholder in accordance with the Scheme; and

(ii)	in respect of the Scrip Consideration payable in the form of New Silvercorp Shares (other than to Ineligible Shareholders):

(A)	on the Implementation Date, Silvercorp must:

I.	issue such number of New Silvercorp Shares to which the Scheme Shareholder is entitled as Scrip Consideration; and

II.	enter into the Silvercorp Register the name and address of the Scheme Shareholder in respect of the New Silvercorp Shares issued to that Scheme Shareholder; and

(B)	as soon as practicable, after the Implementation Date, Silvercorp must send a direct registration statement to relevant Scheme Shareholders reflecting the New Silvercorp Shares that are held by the relevant Scheme Shareholder.

(iii)	in respect of the Scrip Consideration payable in the form of New Silvercorp CDIs (if any), on the Implementation Date, Silvercorp must:

(A)	issue to the Depositary to be held on trust that number of New Silvercorp Shares that will enable the Depositary to issue the New Silvercorp CDIs as contemplated by clause 6.1(a)(iii)(C);

(B)	procure that the name and address of the Depositary is entered into the Silvercorp Register in respect of those New Silvercorp Shares on the Implementation Date and that a direct registration statement in the name of the Depositary representing those New Silvercorp Shares is issued to the Depositary;

(C)	procure that on the Implementation Date the Depositary issues to each such Scheme Shareholder the number of New Silvercorp CDIs to which it is entitled under this clause 6;

(D)	procure that on the Implementation Date the name of each such Scheme Shareholder is entered into the records maintained by the Depositary as the holder of the New Silvercorp CDIs to which it is entitled under this clause 6;

(E)	in the case of each Scheme Shareholder who held OreCorp Shares on the CHESS subregister, procure that the New Silvercorp CDIs are held on the CHESS subregister on the Implementation Date and send or procure the sending of an allotment advice that sets out the number of New Silvercorp CDIs issued and procure that ASX Settlement will provide, at the end of the month of allotment, a CDI holding statement confirming the number of New Silvercorp CDIs held on the CHESS subregister by that Scheme Shareholder; and

(F)	in the case of each Scheme Shareholder who held OreCorp Shares on the issuer sponsored subregister, procure that the New Silvercorp CDIs are held on the issuer sponsored subregister on the Implementation Date and send or

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procure the sending of a CDI holding statement to each Scheme Shareholder which sets out the number of New Silvercorp CDIs held on the issuer sponsored subregister by that Scheme Shareholder; and

(iv)	in respect of the Scrip Consideration payable in the form of New Silvercorp Shares to Ineligible Shareholders, Silvercorp must:

(A)	on the Implementation Date:

I.	issue such aggregate number of New Silvercorp Shares to which the Ineligible Shareholders are entitled as Scrip Consideration to the Sale Agent;

II.	enter into the Silvercorp Register the name and address of the Sale Agent in respect of the New Silvercorp Shares issued to the Sale Agent;

(B)	as soon as practicable, after the Implementation Date, Silvercorp must send a direct registration statement to the Sale Agent reflecting the New Silvercorp Shares that are held by the Sale Agent; and

(C)	procure that the Sale Agent sells those New Silvercorp Shares on behalf of the Ineligible Shareholders and remits the Sale Proceeds in accordance with clause 6.5.

6.2	CDI Election Procedure for Scrip Consideration

(a)	Subject to the remaining provisions of this clause 6.2, each Scheme Shareholder will be entitled to elect to receive, as Scrip Consideration for the transfer of its Scheme Shares to Silvercorp under the Scheme, New Silvercorp CDIs instead of New Silvercorp Shares by completing a CDI Election Form and returning it to the specified address such that it is received by 5.00pm on the date that is 2 Business Days before the Record Date. An election under this clause 6.2(a) must be made in accordance with the terms and conditions set out on the CDI Election Form. Any election validly made in accordance with the terms and conditions of the CDI Election Form is subject to clause 6.3.

(b)	An Ineligible Shareholder is not permitted to make any election pursuant to this clause 6.2 and any election purported to be made by an Ineligible Shareholder will be invalid and of no effect. Ineligible Shareholders will receive New Silvercorp Shares and those New Silvercorp Shares will be dealt with in accordance with clause 6.5.

(c)	To avoid doubt, a Scheme Shareholder (other than an Ineligible Shareholder) who does not validly elect to receive New Silvercorp CDIs will receive New Silvercorp Shares as Scrip Consideration, for the transfer of its Scheme Shares.

(d)	Subject to clause 6.2(e), a CDI Election made by a Scheme Shareholder under this clause 6.2 will be deemed to apply in respect of the Scheme Shareholder’s entire registered holding of Scheme Shares at the Record Date, regardless of whether the Scheme Shareholder’s holding of Scheme Shares at the Record Date is greater or less than the Scheme Shareholder’s holding at the time of the CDI Election.

(e)	A Scheme Shareholder who is noted on the Register as holding one or more parcels of OreCorp Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections under this clause 6.2 in relation to each of those parcels of OreCorp Shares (each a Nominee Parcel) (subject to it providing OreCorp and Silvercorp with any

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substantiating information they reasonably require), and a CDI Election made by a Scheme Shareholder in respect of a Nominee Parcel, or an omission to make a CDI Election in respect of a Nominee Parcel, will not be taken to extend to any other Nominee Parcel held by that Scheme Shareholder.

(f)	OreCorp may, with the agreement of Silvercorp, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any CDI Election, and any such decision will be conclusive and binding on OreCorp, Silvercorp and the relevant Scheme Shareholder.

6.3	ASX Quotation

(a)	Under the Scheme Implementation Deed, Silvercorp is required to use reasonable endeavours, including making relevant applications, to apply for ASX Quotation.

(b)	In the event that ASX has not formally approved the ASX Quotation (conditional only on implementation of the Scheme, the issue of the Scrip Consideration and customary pre- quotation disclosures) by no later than 5.00pm on the Business Day before the Second Court Date:

(i)	any CDI Election made by a Scheme Shareholder to receive New Silvercorp CDIs as Scrip Consideration for the transfer of its Scheme Shares to Silvercorp under clause 6.2 shall be void and of no effect; and

(ii)	to avoid doubt, such Scheme Shareholder will receive New Silvercorp Shares as Scrip Consideration for the transfer of its Scheme Shares to Silvercorp.

6.4	Fractional entitlements

(a)	Where the calculation of the number of New Silvercorp Shares or New Silvercorp CDIs to be issued to a particular Scheme Shareholder would result in the Scheme Shareholder becoming entitled to a fraction of a New Silvercorp Share or a New Silvercorp CDI, the fractional entitlement will be rounded up or down to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs, with any such fractional entitlement of less than 0.5 being rounded down to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs and any such fractional entitlement of 0.5 or more being rounded up to the nearest whole number of New Silvercorp Shares or New Silvercorp CDIs.

(b)	If OreCorp and Silvercorp are of the opinion (acting reasonably) that two or more Scheme Shareholders (each of whom holds a number of OreCorp Shares which results in a fractional entitlement to New Silvercorp Shares or New Silvercorp CDIs) have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, Silvercorp may direct OreCorp to give notice to those Scheme Shareholders:

(i)	setting out the names and registered addresses as set out in the Register;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the OreCorp Shares held by them,

and, after the notice has been given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those OreCorp Shares and

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each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no OreCorp Shares. Silvercorp, in complying with the provisions of the Scheme relating to it in respect of the Scheme Shareholder specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Shareholders named in the notice under the terms of the Scheme.

6.5	Ineligible Foreign Shareholders and Unmarketable Parcel Shareholders

(a)	Where a Scheme Shareholder is an Ineligible Shareholder, each Ineligible Shareholder authorises Silvercorp to:

(i)	issue the Scrip Consideration to which any Ineligible Shareholder would otherwise have been entitled as part of the Scheme Consideration to the Sale Agent in the form of New Silvercorp Shares;

(ii)	procure that as soon as reasonably practicable after the Implementation Date (and in any event within 20 days on which the Silvercorp Shares are capable of being traded on TSX), the Sale Agent sells on the TSX the New Silvercorp Shares issued to it in such manner, at such price and on such other terms as the Sale Agent determines in good faith;

(iii)	procure that the Sale Agent, as soon as reasonably practicable after settlement (and in any event within 10 Business Days) remits the Sale Proceeds to Silvercorp; and

(iv)	promptly after all of the Sale Proceeds have been remitted to Silvercorp by the Sale Agent in accordance with clause 6.5(a)(iii) (following the last sale of such New Silvercorp Shares), pay each Ineligible Shareholder an amount in Australian dollars equal to the proportion of the Sale Proceeds received by Silvercorp pursuant to clause 6.5(a)(iii) to which that Ineligible Shareholder is entitled to receive in full satisfaction of their entitlement to receive Scrip Consideration.

(b)	Each Ineligible Shareholder appoints OreCorp as its agent to receive, on its behalf, any financial services guide or other notice (and any updates to such documents) that the Sale Agent is required to provide to Ineligible Shareholders under the Corporations Act.

6.6	Joint holders

Where Scheme Shares are held in joint names:

(a)	any New Silvercorp Shares or New Silvercorp CDIs to be issued under the Scheme are to be issued to, and registered in the names of, the joint holders and entry into the Silvercorp Register must be in the same order as the holders’ names currently appear in the Register;

(b)	any cheque that is required to be sent to a Scheme Shareholder under the Scheme must be payable to the joint holders and sent to the address of the holder whose name first appears in the Register as at the Record Date; and

(c)	any document required to be sent under the Scheme will be sent to the address of the holder whose name first appears in the Register as at the Record Date.

6.7	Binding instructions or notification

To the extent not prohibited by law (and including where permitted by any Government Agency), all instructions, notifications and elections made by a Scheme Shareholder to OreCorp in relation to the

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Scheme Shares that are binding (or deemed to be binding) between the Scheme Shareholder and OreCorp, including in relation to:

(a)	the payment of dividends by cheque or by electronic funds transfer to a nominated bank account;

(b)	payments of dividends on OreCorp Shares; and

(c)	notices or other communications from OreCorp (including by email),

as at the Record Date will, except to the extent determined otherwise by Silvercorp in its sole discretion, be deemed to be an instruction, notification or election (as applicable) that is binding on, and accepted by, Silvercorp in respect of the New Silvercorp Shares or New Silvercorp CDIs (as the case may be) issued to the Scheme Shareholder as Scheme Consideration until such time as that instruction, notification or election is revoked or amended in writing addressed to Silvercorp and provided that, any such instruction, notification or election accepted by Silvercorp will only apply to the New Silvercorp Shares and New Silvercorp CDIs to the extent that they are:

(d)	not inconsistent with any other provision of the Scheme; and

(e)	recognised under Canadian law or the Silvercorp Articles.

7.	DEALINGS IN ORECORP SHARES

7.1	Recognition of dealings

(a)	To establish the identity of the Scheme Shareholders, dealings in OreCorp Shares or other alterations to the Register will only be recognised by OreCorp if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant OreCorp Shares on or before the Record Date; and

(ii)	in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	OreCorp must register registrable transmission applications or transfers of OreCorp Shares of the kind referred to in clause 7.1(a)(ii) by the Record Date.

7.2	Dealings after Record Date

(a)	If the Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date except as set out in the Scheme and any such disposal will be void and of no legal effect whatsoever.

(b)	OreCorp will not accept for registration, or recognise for any purpose, any transmission application, transfer or other request in respect of OreCorp Shares received:

(i)	after the Record Date; or

(ii)	prior to the Record Date but not in registrable or actionable form,

other than a transfer of OreCorp Shares to Silvercorp pursuant to the Scheme or any subsequent transfer by Silvercorp to its successors in title.

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7.3	Maintenance of Register

(a)	For the purpose of determining entitlements to the Scheme Consideration, OreCorp must maintain the Register in accordance with the provisions of this clause 7.3(a) until the Scheme Consideration has been issued or paid (as the case may be) to all Scheme Shareholders and Silvercorp has been entered into the Register as the holder of all the Scheme Shares. The Register in this form will solely determine entitlements to the Scheme Consideration.

(b)	As soon as possible on or after the Record Date, and in any event by 5.00pm on the third Business Day after the Record Date, OreCorp must make available to Silvercorp in the form Silvercorp reasonably requires details of the names, registered addresses and holdings of Scheme Shares for each Scheme Shareholder as shown in the Register on the Record Date.

7.4	Holding statements and Register entries

(a)	Subject to the provision of the Scheme Consideration and registration of the transfer of Scheme Shares to Silvercorp, as contemplated in clauses 5.2 and 7.3 of the Scheme, with effect from the Record Date all statements of holding for Scheme Shares will cease to have effect as documents of title in respect of those shares (other than statements of holding in favour of Silvercorp or its successors in title).

(b)	Following the Record Date, each entry on the Register current at that date (other than entries in respect of Silvercorp or its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Scheme Shares relating to that entry.

8.	WARRANTIES

(a)	Each Scheme Shareholder warrants to Silvercorp and is deemed to have authorised OreCorp to warrant to Silvercorp (in OreCorp’s capacity as agent and attorney for the Scheme Shareholder) that:

(i)	all of the Scheme Shares registered in the name of that Scheme Shareholder as at the Record Date (including all rights and entitlements attaching to them as at the Implementation Date) which are transferred to Silvercorp under the Scheme will, at the date of transfer, be fully paid and free from all Encumbrances or interests of third parties of any kind, whether legal or otherwise, and from all other restrictions on transfer; and

(ii)	that Scheme Shareholder has full power and capacity to sell and transfer those Scheme Shares (together with all rights and entitlements attaching to them as at the Implementation Date) to Silvercorp under the Scheme.

(b)	OreCorp undertakes that it will provide such warranty to Silvercorp as agent and attorney of each Scheme Shareholder.

9.	APPOINTMENT OF PROXY

(a)	Subject to the provision of the Scheme Consideration as contemplated by clauses 5.2 and 6 of the Scheme, on and from the Implementation Date and until Silvercorp’s name is entered in the Register as the holder of all of the Scheme Shares, each Scheme Shareholder:

(i)	irrevocably appoints OreCorp as attorney and agent (and directs OreCorp in such capacity), to appoint Silvercorp and any director or officer of Silvercorp (acting jointly or individually) as its sole proxy and, where applicable, corporate representative, of

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that Scheme Shareholder to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in the name of that Scheme Shareholder and sign shareholders’ resolutions;

(ii)	undertakes not to attend any shareholders’ meeting or exercise the votes attaching to the Scheme Shares registered in the name of that Scheme Shareholder or sign any shareholders’ resolutions, whether in person, by proxy or corporate representative (other than pursuant to this clause 9);

(iii)	must take all other actions as registered holder of those Scheme Shares as Silvercorp reasonably directs; and

(iv)	acknowledges and agrees that in exercising the powers conferred under this clause 9, Silvercorp and any director, officer or corporate representative of Silvercorp may act in the best interests of Silvercorp as the intended registered holder of the Scheme Shares.

(b)	OreCorp undertakes in favour of each Scheme Shareholder that in accordance with clause 9(a), it will appoint Silvercorp and any director or officer of Silvercorp (acting jointly or individually) as that Scheme Shareholder’s proxy or, where applicable, corporate representative.

10.	QUOTATION OF ORECORP SHARES

(a)	OreCorp will apply to ASX to suspend trading on the ASX in OreCorp Shares with effect from the close of trading on the ASX on the Effective Date.

(b)	On a date after the Implementation Date to be determined by Silvercorp, OreCorp will apply:

(i)	for termination of the official quotation of OreCorp Shares on the ASX; and

(ii)	to have itself removed from the official list of the ASX.

11.	GENERAL SCHEME PROVISIONS

11.1	Appointment of attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints OreCorp and all of its directors, officers and secretaries (jointly and severally) as its attorney and agent for the purpose of:

(a)	executing any document or form or doing any other act necessary to give effect to the Scheme including without limitation, the Scheme Share Transfer; and

(b)	enforcing the Deed Poll against Silvercorp,

and OreCorp accepts such appointment.

11.2	Authority and acknowledgement

In addition to the agreement and acknowledgements provided in clause 4.2, under the Scheme:

(a)	each Scheme Shareholder:

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(i)	irrevocably consents to OreCorp and Silvercorp doing all things necessary for, or incidental to, the implementation of the Scheme and the transactions contemplated by it, including the execution of deeds, instruments, transfers or other documents;

(ii)	agrees to the variation, cancellation or modification of the rights and entitlements attaching to their Scheme Shares constituted by, or resulting form, the Scheme;

(iii)	agrees to destroy any holding statements or share certificates relating to the Scheme Shares at the direction of Silvercorp; and

(iv)	agrees that the payment of the Scheme Consideration in accordance with clause 6 shall constitute full satisfaction of that Scheme Shareholder’s entitlements under the Scheme;

(b)	each Scheme Shareholder (other than an Ineligible Shareholder) who is issued New Silvercorp Shares under this Scheme agrees to become a shareholder of Silvercorp, to have their name entered into the Silvercorp Register and to be bound by the Silvercorp Articles;

(c)	each Scheme Shareholder (other than an Ineligible Shareholder) who is issued New Silvercorp CDIs under this Scheme agrees to become a holder of New Silvercorp CDIs; and

(d)	each Scheme Shareholder, who is an Ineligible Shareholder agrees and acknowledges that payment to it of an amount in accordance with clause 6.5 constitutes satisfaction in full of its entitlement under this Scheme.

11.3	Consent to amendments

(a)	If the Court proposes to approve the Scheme subject to any amendments or conditions, OreCorp may, by its counsel, consent on behalf of all persons concerned (including the Scheme Shareholders) to those amendments or conditions to which Silvercorp has provided its prior written consent.

(b)	Each Scheme Shareholder agrees to any amendments or conditions to which OreCorp has consented pursuant to clause 11.2 of the Scheme.

11.4	No liability when acting in good faith

Without prejudice to either party’s rights under the Scheme Implementation Deed, neither OreCorp nor Silvercorp, nor any of their respective officers, will be liable for anything done or omitted to be done in the performance of the Scheme in good faith.

11.5	Costs and duties

OreCorp must pay the costs and expenses of the Scheme, except that Silvercorp must pay any stamp, transaction and registration duties and similar charges payable under Australian law in connection with the transfer of the Scheme Shares to Silvercorp in accordance with the Scheme Implementation Deed.

11.6	Enforcement of Deed Poll

OreCorp undertakes in favour of each Scheme Shareholder to enforce the Deed Poll against Silvercorp on behalf of and as agent and attorney for the Scheme Shareholders.

11.7	Further actions

OreCorp must, at its own expense, do all things and execute all documents necessary to give full effect to the Scheme and the transactions contemplated by it and the Scheme Shareholders consent to

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OreCorp doing all such things and executing all such documents and doing all other things necessary or incidental to the implementation of the Scheme.

11.8	Notices

(a)	If a notice, transfer, transmission, application, direction or other communication referred to in the Scheme is sent by post to OreCorp, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time at which it is actually received at OreCorp’s registered office.

(b)	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by any OreCorp Shareholder will not invalidate the Scheme Meeting or the proceedings of the Scheme Meeting, unless the Court makes an order to the contrary.

12.	GOVERNING LAW AND JURISDICTION

This scheme of arrangement is governed by the law applying in Western Australia. The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this scheme of arrangement and each of OreCorp and each Scheme Shareholder irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.

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ANNEX 2

DEED POLL

DEED POLL

DATED ●

MADE BY SILVERCORP METALS INC.

IN FAVOUR OF

SCHEME SHAREHOLDERS

THIS DEED POLL is made on ●

BY:

Silvercorp Metals Inc. BN 131033920 of Suite 1750-1066, W. Hastings Street, Vancouver, BC, Canada V6E 3X1 (Silvercorp)

IN FAVOUR OF:

Each holder of fully paid ordinary shares in the capital of OreCorp Limited ABN 24 147 917 299 (OreCorp), other than Excluded Shares, on issue as at the Record Date (the Scheme Shareholders).

BACKGROUND:

(A)	OreCorp and Silvercorp have entered into the Scheme Implementation Deed.

(B)	OreCorp has agreed in the Scheme Implementation Deed to propose a scheme of arrangement between OreCorp and the holders of fully paid ordinary shares in the capital of OreCorp the effect of which will be that all Scheme Shares will be transferred to Silvercorp and Silvercorp will provide or procure the provision of the Scheme Consideration to the Scheme Shareholders.

(C)	The effect of the Scheme will be that all Scheme Shares will be transferred to Silvercorp.

(D)	In the Scheme Implementation Deed, Silvercorp agreed (amongst other things) to provide the Scheme Consideration to OreCorp on behalf of Scheme Shareholders, subject to certain conditions.

(E)	Silvercorp is entering into this deed poll in accordance with the terms of the Scheme Implementation Deed for the purpose of covenanting in favour of Scheme Shareholders to perform its obligations in relation to the Scheme.

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this deed poll:

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act under which all of the Scheme Shares will be transferred to Silvercorp and the Scheme Shareholders will be entitled to receive the Scheme Consideration, in the form attached as Annex 1 to this deed poll or in such other form as the parties approve in writing and the Court approves under section 411(6) of the Corporations Act;

Scheme Implementation Deed means the scheme implementation deed dated ● 2023 between Silvercorp and OreCorp,

and words defined in the Scheme which are not separately defined in this deed poll have the same meaning when used in this deed poll.

1.2	Interpretation

Clauses 1.2 and 1.3 of the Scheme apply to the interpretation of this deed poll, except that references to ‘this document’ are to be read as references to ‘this deed poll’.

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2.	NATURE OF THIS DEED POLL

2.1	Enforceability

Silvercorp acknowledges that this deed poll may be relied upon and enforced by any Scheme Shareholder subject to and in accordance with its terms, even though the Scheme Shareholders are not party to it, and that under the Scheme each Scheme Shareholder appoints OreCorp and each of its directors (jointly and each of them severally) as its agent and attorney to enforce this deed poll against Silvercorp.

2.2	Continuing obligations

This deed poll is irrevocable and, subject to clause 3.1 remains in full force and effect until either:

(a)	Silvercorp has fully performed its obligations under it; or

(b)	it is terminated under clause 3.2.

3.	CONDITION PRECEDENT AND TERMINATION

3.1	Condition precedent

The obligations of Silvercorp under clause 4 of this deed poll do not become binding on Silvercorp unless and until the Scheme becomes Effective.

3.2	Termination

The obligations of Silvercorp under this deed poll will automatically terminate and, subject to clause 3.3, the terms of this document will be of no further force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme does not become Effective on or before the End Date.

3.3	Effect of termination

If this deed poll is terminated under clause 3.2 then, in addition and without prejudice to any other rights, powers or remedies available to Scheme Shareholders:

(a)	except for this clause 3.3, clause 5 and clause 7, all the provisions of this deed poll will lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect will affect any accrued rights of the Scheme Shareholders against Silvercorp in respect of damages for non- performance of any obligation under this deed poll falling due for performance before such lapse and cessation or for breach of any representation or warranty given under this deed poll before such lapse and cessation.

4.	SCHEME OBLIGATIONS

4.1	Provision of Scheme Consideration

Subject to clause 3, in consideration for the transfer to Silvercorp of the Scheme Shares on the Implementation Date Silvercorp undertakes in favour of each Scheme Shareholder to:

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(a)	provide or procure the provision of the Scheme Consideration to each Scheme Shareholder; and

(b)	undertake all other actions, and give each acknowledgement, representation, warranty and indemnity attributed to it under the Scheme,

in each case in accordance with the terms of the Scheme.

4.2	New Silvercorp Shares

Silvercorp covenants in favour of each Scheme Shareholder that the New Silvercorp Shares issued as Scrip Consideration (including those issued to the Depositary in connection with the New Silvercorp CDIs (if any)) will, on issue:

(a)	rank equally with all other Silvercorp Shares then on issue;

(b)	be duly and validly issued in accordance with all applicable laws and Silvercorp Articles and other constituent documents;

(c)	be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of Silvercorp Shares on and from the Implementation Date; and

(d)	be fully paid and free from any Encumbrance.

5.	REPRESENTATIONS AND WARRANTIES

5.1	Representations and warranties

Silvercorp represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the full capacity and corporate power and lawful authority to execute and deliver and to perform its obligations under this deed poll, and has taken all necessary corporate action to authorise such execution and delivery and the performance of such obligations;

(c)	its obligations under this deed poll are legal, valid and binding obligations enforceable subject to and in accordance with their terms;

(d)	the execution and delivery by it of this deed poll does not and will not conflict with or constitute a default or breach under any provision of:

(i)	any agreement or instrument to which it is a party;

(ii)	the Silvercorp Articles or equivalent documents of Silvercorp; or

(iii)	any law (including the Foreign Acquisitions and Takeovers Act 1975 (Cth)), order, judgment, award, injunction, decree, rule or regulation by which it is bound.

5.2	Acknowledgement

Silvercorp acknowledges that each representation and warranty in this clause 5 is severable and survives termination of this deed poll.

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6.	NOTICES

6.1	Manner of giving notice

Any notice or other communication to be given under this deed poll must be in writing (which includes email) and may be delivered or sent by post or email to Silvercorp as follows:

Address:	Silvercorp Metals Inc.
Suite 1750-1066 W. Hastings Street
Vancouver, BC, Canada V6E 3X1
Email:
For the attention of:	Rui Feng

or at any such other address, or email address notified by Silvercorp for the purpose of this clause. Any notice or other communication sent by post must be sent by prepaid ordinary post (if the country of destination is the same as the country of origin) or by airmail (if the country of destination is not the same as the country of origin).

6.2	When notice given

Any notice or other communication is deemed to have been given:

(a)	if delivered, on the date of delivery;

(b)	if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another);

(c)	if sent by email, the earlier of:

(i)	at the time of transmission unless the sender receives an automatic notification that the email has not been received (other than an out of office greeting for the named addressee) and it receives the notification before two hours after the time of transmission;

(ii)	the sender receiving a message from the intended recipient’s information system confirming delivery of the email; and

(iii)	when the email (including any attachment) becomes available to be read at the email address specified by the recipient in accordance with this agreement,

but if the notice or other communication would otherwise be taken to be received after 5.00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9.00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

6.3	Proof of service

In proving service of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid post or by prepaid airmail or that the email was properly addressed and transmitted as the case may be.

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6.4	Documents relating to legal proceedings

This clause 6 does not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this deed.

7.	COSTS AND DUTIES

7.1	Costs

Silvercorp must pay the costs and expenses incurred by it in connection with entering into and performing its obligations under this deed.

7.2	Payment of duties and similar charges

In accordance with the terms of the Scheme Implementation Deed, Silvercorp must pay any Duty in connection with the Scheme or its implementation, or on the transfer of the Scheme Shares and must indemnify each Scheme Shareholder against all losses damages, costs, expenses, charges, penalties and other liabilities (including legal and other professional fees) directly or indirectly incurred or suffered by the Scheme Shareholder arising out of or in connection with any failure by Silvercorp to make such payment.

8.	GENERAL

8.1	Amendments

A provision of this deed poll may be amended if:

(a)	the amendment is agreed to by OreCorp, which agreement OreCorp may give or withhold in its absolute discretion and without reference to or approval by any Scheme Shareholder; and

(b)	the Court indicates that the amendment would not of itself preclude approval of the Scheme,

in which event Silvercorp will enter into a further deed poll in favour of each Scheme Shareholder giving effect to the amendment.

8.2	Assignment

The rights and obligations of Silvercorp and each Scheme Shareholder under this deed poll are personal. They cannot be assigned, charged or otherwise dealt with at law or in equity. Any purported dealing in contravention of this clause 8.2 is invalid.

8.3	Partial exercising of rights

Unless this deed poll expressly states otherwise, if Silvercorp does not exercise a right, power or remedy in connection with this document fully or at a given time, it may still exercise it later.

8.4	Cumulative rights

The rights, powers and remedies of Silvercorp and Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, power or remedies provided by law independently of this deed poll.

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8.5	Further assurance

Silvercorp must, at its own expense, do all things reasonably required of it to give full force and effect to this deed poll.

8.6	Waiver

Silvercorp may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right in respect of the Scheme unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

9.	GOVERNING LAW AND JURISDICTION

9.1	Governing law

This deed and any non-contractual obligations arising out of or in connection with it is governed by the law applying in Western Australia.

9.2	Jurisdiction

The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed (including a dispute relating to any non- contractual obligations arising out of or in connection with this deed) and each party irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.

9.3	Service of process

(a)	Without preventing any method of service allowed under any relevant law, Silvercorp:

(i)	irrevocably appoints Dabserv Corporate Services Pty Limited (ABN 73 001 824 111) as its process agent to receive any document in an action in connection with this deed, and agrees that any such deed may be served on Silvercorp by being delivered to or left for Silvercorp at the following address:

Dabserv Corporate Services Pty Limited (ABN 73 001 824 111)

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

(ii)	agrees that failure by the specified process agent to notify Silvercorp of any document in an action in connection with this deed does not invalidate the action concerned.

(b)	If for any reason Dabserv Corporate Services Pty Limited (ABN 73 001 824 111) ceases to be able to act as process agent, Silvercorp agrees to appoint another person as its process agent in the place referred to in clause 9.3 and ensure that the replacement process agent accepts its appointment and confirms its appointment to OreCorp.

(c)	Silvercorp agrees that service of documents on its process agent is sufficient service on it.

THIS DEED POLL has been executed and delivered on the date stated at the beginning of this deed poll.

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EXECUTION PAGE

EXECUTED AS A DEED by Silvercorp Metals Inc.	)
BN 131033920 in accordance with its articles	)
and in the presence of:	)

Signature of officer

Name of officer and authorisation

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ANNEX 1

SCHEME

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ANNEX 3

ANNOUNCEMENT